PROSPECTUS
                                3,350,000 Shares
                               [ConMed Logo appears here]
                                  Common Stock
     Of the 3,350,000 shares of Common Stock offered hereby, 2,495,411 shares are being offered by CONMED Corporation ("CONMED" or the "Company") and 854,589 shares are being offered by the Selling Shareholders. See "The Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Common Stock of the Company is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "CNMD." The last reported sale price of the Company's Common Stock, as reported on the Nasdaq National Market on March 14, 1996, was $22.50 per share. See "Price Range of Common Stock."
     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY   REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
[CAPTION]

                                                                               UNDERWRITING
                                                             PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                              PUBLIC         COMMISSIONS (1)       COMPANY (2)
Per Share...........................................          $22.00              $1.10               $20.90
Total (3)...........................................       $73,700,000          $3,685,000         $52,154,090
                                                           PROCEEDS TO
                                                             SELLING
                                                         SHAREHOLDERS (2)
Per Share...........................................          $20.90
Total (3)...........................................       $17,860,910

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company and the Selling Shareholders estimated at $650,000 and $10,000, respectively.
(3) The Company has granted the Underwriters a 30-day option to purchase from the Company up to 502,500 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $84,755,000, $4,237,750 and $62,656,340, respectively. See "Underwriting."
     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for shares of Common Stock will be available for delivery on or about March 20, 1996 at the offices of Smith Barney Inc., 14 Wall Street, New York, New York 10005.
Smith Barney Inc.
                                 Needham & Company, Inc.
                                                              UBS Securities LLC
March 15, 1996

            [Pictures of the Company's products, including
            electrosurgical ground pads, the Excaliber
            Plus(Register mark) electrosurgical unit (ESU), the
            smoke evacuation pencil, Universal Plus(Register mark)
            laparoscopic instruments, Universal Plus(Register mark)
            straight handle laparoscopic instruments, the
            Trogard(Register mark) trocar system, ECG electrodes,
            the Master-Flow Pumpette(Register mark) I.V. flow
            controller and ECG cables and lead wires]
IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."
                                       2

                               PROSPECTUS SUMMARY
     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMPANY'S COMMON STOCK, PAR VALUE $0.01 PER SHARE ("COMMON STOCK"), OFFERED HEREBY.
                                  THE COMPANY
     The Company is a leading provider of advanced electrosurgical systems and electrocardiogram ("ECG") electrodes and accessories. The Company also manufactures and markets a line of instruments for use in minimally-invasive surgical ("MIS") procedures, as well as products used for intravenous ("IV") therapy. Eighty-five percent of the Company's revenues in 1995 were derived from the sale of single-use, disposable products. The Company's products are used in a variety of clinical settings, such as operating rooms, physicians' offices and critical care areas of hospitals. For the fiscal year ended December 29, 1995 and after giving pro forma effect to the Birtcher, Master Medical and NDM Acquisitions (each, as defined below) discussed below under "Recent Acquisitions," net sales from the United States comprised 86% of total net sales and net sales outside the United States comprised 14% of total net sales.
     The Company is divided into three divisions: Electrosurgical Systems, Patient Care and Minimally-Invasive Surgery. Each division has its own dedicated salesforce. Through its Electrosurgical Systems Division, the Company develops, manufactures and markets a comprehensive range of electrosurgical generators, argon beam coagulation systems, electrosurgical ground pads and electrosurgical pencils. The Company's Patient Care Division develops, manufactures and markets a broad line of ECG electrodes (adult, infant, premie, stress test and diaphoretic), ECG cables and lead wires, IV stabilization dressings and IV fluid drip rate gravity controllers. This Division expanded into the wound care market with the NDM Acquisition. The Company's Minimally-Invasive Surgery Division develops, manufactures and markets a line of MIS products, including an electronic trocar system, suction/irrigation instruments, scissors and electrosurgical probes with suction/irrigation capability.
     The Company has used strategic business acquisitions to increase its market share in certain product lines, broaden its product offerings and realize economies of scale. During the last three years, the Company has completed four significant business acquisitions, as discussed below under "Recent Acquisitions." The completed acquisitions, together with internal growth, resulted in net sales growth of approximately 135% over the past three years (or approximately 210% after giving pro forma effect to the transactions described under "Unaudited Pro Forma Consolidated Financial Information" herein).
     According to American Hospital Association and American College of Surgeons data, in 1993 more than 23 million surgical procedures were performed in the over 5,300 general hospitals in the United States, with another approximately three million procedures being performed in the approximately 1,800 free standing ambulatory surgery centers. The Company believes that a majority of these operations involved electrosurgery. The American Hospital Association data also show that of the hospitals in the United States, there are approximately 96,000 intensive care beds, including neonatal, pediatric, cardiac and medical/surgical intensive care. The Company believes that a majority of these beds are equipped for ECG monitoring. In addition, the Company believes that demographic trends, such as the aging of the U.S. population, also should have a favorable effect on the demand for the Company's disposable medical products, since older people generally require more medical care and undergo more surgical procedures.
     The principal elements of the Company's growth strategy are to (i) expand its core business primarily through increased sales to its existing customers and sales of its products to new customers, (ii) introduce new products and product enhancements of existing products into the health care market by taking advantage of its technical expertise, (iii) evaluate acquisition opportunities that could increase market share and/or add new products in related medical device fields, and (iv) improve operating margins by consolidating its product lines, integrating manufacturing facilities and streamlining its processes.
     The Company's principal executive offices are located at 310 Broad Street, Utica, New York 13501, and its telephone number is (315) 797-8375.
                                       3

                              RECENT ACQUISITIONS
     In July 1993, the Company acquired the business and certain assets of Medtronic Andover Medical, Inc., a manufacturer of ECG monitoring and diagnostic electrodes and ECG cables and lead wires, for a cash purchase price of approximately $21.8 million plus the assumption of approximately $1.2 million of liabilities (the "Andover Acquisition").
     In March 1995, the Company acquired Birtcher Medical Systems, Inc. ("Birtcher") for approximately 1.6 million shares of Common Stock in a transaction valued at approximately $21.2 million (the "Birtcher Acquisition"). With the Birtcher Acquisition, the Company added the argon beam coagulation technology to its existing lines of electrosurgical products and strengthened the Company's position as a leading supplier of electrosurgical systems to the medical industry.
     In May 1995, the Company acquired the business and certain assets and liabilities of The Master Medical Corporation ("Master Medical") for a cash purchase price of approximately $9.5 million plus the assumption of net liabilities totalling approximately $0.5 million (the "Master Medical Acquisition"). The Master Medical Acquisition added a line of single-use IV fluid drip rate gravity controllers to the Company's product line.
     In February 1996, the Company acquired substantially all the business and certain assets of New Dimensions In Medicine, Inc. ("NDM") for a cash purchase price of approximately $31.3 million plus the assumption of net liabilities of approximately $4.6 million (the "NDM Acquisition"). Through the NDM Acquisition, the Company acquired the business of NDM relating to the design, manufacture and marketing of a broad line of ECG electrode products, disposable electrosurgical products and a broad line of various Hydrogel wound care products.
                                  THE OFFERING

Common Stock offered by:
  Company.........................................................  2,495,411 shares(1)
  Selling Shareholders............................................  854,589 shares(2)
Common Stock to be outstanding after the Offering.................  14,350,105 shares(1)(3)
Use of proceeds...................................................  Net proceeds to the Company of approximately
                                                                    $51.6 million will be used for the repayment
                                                                    of bank debt primarily incurred in connection
                                                                    with the Birtcher, Master Medical and NDM
                                                                    Acquisitions. See "Use of Proceeds."
Nasdaq National Market Symbol.....................................  CNMD

(1) Does not include up to 502,500 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."
(2) The shares of Common Stock offered by the Selling Shareholders include 704,589 shares offered by Zimmer, Inc. ("Zimmer") upon exercise of Zimmer's warrant (the "Zimmer Warrant") to purchase Common Stock. See "The Selling Shareholders."
(3) Based upon the number of shares of Common Stock outstanding as of December 29, 1995 plus 3,350,000 shares of Common Stock to be issued in the Offering, including 704,589 shares of Common Stock that will be issued upon the exercise of the Zimmer Warrant and the 150,000 shares of Common Stock that will be issued upon the exercise of Eugene R. Corasanti's stock options. See "The Selling Shareholders." With the exception of the 150,000 stock options being exercised by Eugene R. Corasanti in connection with this Offering, does not include shares of Common Stock issuable upon exercise of outstanding stock options (1,090,000 stock options as of December 29, 1995) pursuant to the Company's stock option plans.
     UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (II)(A) EXCLUDES 1,240,000 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF OUTSTANDING OPTIONS AS OF DECEMBER 29, 1995 PURSUANT TO THE COMPANY'S STOCK OPTION PLANS AND (B) ASSUMES NO ISSUANCE OF THE 704,589 SHARES OF COMMON STOCK CURRENTLY SUBJECT TO THE ZIMMER WARRANT. UNLESS OTHERWISE INDICATED, ALL SHARE AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO GIVE EFFECT TO THE COMPANY'S THREE-FOR-TWO STOCK SPLITS IN THE FORM OF STOCK DIVIDENDS PAID ON DECEMBER 27, 1994 AND NOVEMBER 30, 1995. AS USED HEREIN, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "COMPANY" REFERS TO CONMED CORPORATION AND ITS SUBSIDIARIES.
                                       4

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   YEARS ENDED
                                                     DECEMBER 27,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   DECEMBER 29,
                                                         1991           1992           1993           1994           1995
CONSOLIDATED STATEMENTS OF INCOME (LOSS)(2)
Net sales..........................................    $ 38,458       $ 42,602       $ 53,641       $ 71,064       $ 99,558
Cost of sales......................................      20,449         22,549         30,218         38,799         52,402
Selling and administrative expense.................      10,633         12,556         17,402         20,979         25,570
Litigation and product restructure.................          --             --          5,700(3)          --             --
Research and development expense...................       1,275          1,695          2,222          2,352          2,832
Income (loss) from operations......................       6,101          5,802         (1,901)         8,934         18,754
Interest income (expense), net.....................        (123)           290           (214)          (628)        (1,991)
Income (loss) before income taxes..................       5,978          6,092         (2,115)         8,306         16,763
Provision (benefit) for income taxes...............       2,033          1,986           (719)         2,890          5,900
Net income (loss)..................................    $  3,945       $  4,106       $ (1,396)      $  5,416       $ 10,863
Earnings (loss) per common and common equivalent
  share............................................    $    .46       $    .42       $   (.15)      $    .56       $    .94
Weighted average number of common shares and
  equivalents outstanding..........................       8,526          9,702          9,426          9,624         11,613
                                                     PRO FORMA FOR THE
                                                        YEAR ENDED
                                                       DECEMBER 29,
                                                          1995(1)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)(2)
Net sales..........................................      $ 132,927
Cost of sales......................................         70,638
Selling and administrative expense.................         33,188
Litigation and product restructure.................             --
Research and development expense...................          3,263
Income (loss) from operations......................         25,838
Interest income (expense), net.....................           (680)
Income (loss) before income taxes..................         25,158
Provision (benefit) for income taxes...............          9,032
Net income (loss)..................................      $  16,126
Earnings (loss) per common and common equivalent
  share............................................      $    1.11
Weighted average number of common shares and
  equivalents outstanding..........................         14,585

                                                                                                           DECEMBER 29, 1995
                                                                                                      ACTUAL         PRO FORMA(1)
BALANCE SHEET DATA (2):
  Working capital................................................................................    $  37,350         $  45,773
  Total assets...................................................................................      119,403           160,420
  Long-term debt (less current portion)..........................................................       26,340             9,740
  Total shareholders' equity.....................................................................       75,002           130,102

(1) Gives effect to the Birtcher Acquisition, the Master Medical Acquisition, the NDM Acquisition and the Offering as if each occurred on December 31, 1994. The pro forma financial information is based on certain assumptions and adjustments described in the Notes to Unaudited Pro Forma Consolidated Financial Statements and should be read in conjunction therewith and with the historical financial statements of the Company, Birtcher, Master Medical and NDM, including the notes thereto, incorporated by reference herein. The pro forma financial information does not purport to present the financial position or the results of operations of the Company had the transactions assumed therein occurred on the dates specified, nor is it necessarily indicative of the results of operations which may be achieved in the future.
(2) Includes the results of (i) CONMED Andover Medical, Inc. ("CONMED Andover Medical"), the subsidiary formed as a result of the Andover Acquisition from July 12, 1993; (ii) Birtcher from March 14, 1995; and (iii) Master Medical from May 22, 1995, in each such case from the date of acquisition.
(3) Includes litigation charge of $5,000 relating to a patent infringement case involving the Company's line of coated electrosurgical accessory blades and a product restructure charge of $675 for the write-off of obsolete inventory.
                                       5

                                  RISK FACTORS
     IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
COMPETITIVE MARKET
     The market for the Company's products is competitive. The Company faces competition from other manufacturers and from suppliers of products employing other technologies. Competitive pricing pressures or the introduction of new products by the Company's competitors could have an adverse effect on the Company's revenues and profitability. In addition, the Company operates in an industry that engages in extensive research efforts. Some of the companies with which the Company now competes or may compete in the future have or may have more extensive research, marketing and manufacturing capabilities and significantly greater technical and personnel resources than the Company, and may be better positioned to continue to improve their technology in order to compete in an evolving industry. See "Business -- Competition."
EFFECTS OF ACQUISITIONS AND INTEGRATION OF ACQUIRED BUSINESSES
     An important element of the Company's business strategy has been to expand through acquisitions. The Company's future success is partially dependent upon its ability to effectively integrate acquired businesses with the Company's operations. In addition, the financial performance of the Company is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with the integration of such businesses. There can be no assurance that past or future acquisitions will be successfully integrated or that any such acquisition will otherwise be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business -- Strategy."
POSSIBLE FLUCTUATIONS IN DEMAND FOR PRODUCTS AND DEPENDENCE ON NEW PRODUCTS
     Demand for and use of the Company's electrosurgical equipment may fluctuate as a result of changes in surgeon preferences, the introduction of new electrosurgery products or new features to existing products, the introduction of alternative surgical technology and advances in surgical procedures and discoveries or developments in the health care industry. In addition, the growing trend toward managed care has increased cost-containment efforts of hospital purchasing departments. There can be no assurances that demand for the Company's products will not be adversely affected by such fluctuations and trends.
LOSS OF PATENTS AND COSTS OF PATENT LITIGATION
     Much of the technology used in the markets in which the Company competes is covered by patents. The Company has approximately 146 U.S. patents and numerous corresponding foreign patents on products expiring at various dates from 1996 through 2013 and has additional patents pending. See "Business -- Research and Development Activities." The loss of the Company's patents could reduce the value of the related products. In addition, the cost to prosecute infringements of the Company's patents or the cost to defend the Company against patent infringement actions by others could be substantial. In 1993, a jury in a U.S. District Court trial in Salt Lake City, Utah found that the Company's line of coated electrosurgical accessory blades infringed a patent held by a competitor. SUBSTANTIAL GOVERNMENT REGULATION OF PRODUCTS
     All of the Company's products are classified as medical devices subject to regulation by the Food and Drug Administration (the "FDA"). As a manufacturer of medical devices, the Company's manufacturing processes and facilities are subject to on-sight inspection and continuing review by the FDA to insure compliance with "Good Manufacturing Practices." Failure to comply with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution. Many of the Company's products are also subject to industry-set standards. Foreign sales are also subject to substantial government regulation. See "Business -- Government Regulation."
                                       6

POSSIBLE VOLATILITY OF STOCK PRICE
     Market prices of securities of medical device companies, including the Common Stock of the Company, have been highly volatile. There may be significant volatility in the market price of the Common Stock due to factors that may or may not relate to the Company's performance. The market price of the Common Stock may be significantly affected by factors such as the announcement of new products or technological innovations by the Company or its competitors, acquisitions in the industry and quarterly variations in the Company's results of operations. See "Price Range of Common Stock."
RISK OF PRODUCT LIABILITY ACTIONS
     The nature of the Company's products as medical devices and today's litigious environment in the United States should be regarded as potential risks that could significantly and adversely affect the Company's financial condition and results of operations. The Company maintains insurance to protect against claims associated with the use of its products, but there can be no assurance that its insurance coverage would adequately cover any claim asserted against the Company. See "Business -- Legal Proceedings."
                                       7

                                USE OF PROCEEDS
     The net proceeds to the Company from the Offering, after payment of the Company's fees and expenses incurred in connection with the Offering, are estimated to be approximately $51.6 million (assuming that the Underwriters' over-allotment option is not exercised). The Company will use the net proceeds from the Offering to reduce outstanding debt under the Company's principal bank credit agreements (collectively, the "Credit Agreement"). The net proceeds of approximately $10.5 million resulting from the exercise of the over-allotment option, if exercised, will be used to repay amounts outstanding under the Credit Agreement and for working capital and other general corporate purposes. Pending utilization of the net proceeds, if any, from the sale of the Common Stock pursuant to the Underwriters' over-allotment option, the Company will invest the net proceeds in short-term, interest-bearing obligations of investment grade.
     The borrowings under the Credit Agreement, of which $32.3 million was outstanding as of December 29, 1995 and $65.0 million of which is currently outstanding and is expected to be outstanding immediately prior to the closing of the Offering, include a term portion that matures on January 1, 2001 with quarterly principal payments commencing on April 1, 1996 and that bears interest at LIBOR plus 1.25% (6.63% at January 31, 1996) and a revolving portion that bears interest at LIBOR plus 1.25% (6.63% at January 31, 1996). Borrowings outstanding under the Credit Agreement were incurred primarily to finance the Birtcher, Master Medical and NDM Acquisitions. After completion of the Offering and the application of the net proceeds discussed hereunder, the Company will have a continuing $15.0 million revolving commitment under the Credit Agreement and expects to borrow from time to time in the future under such Credit Agreement; PROVIDED that to the extent that the net proceeds from the Offering exceed $49.0 million and are used to reduce outstanding debt under the Credit Agreement, the amount of the continuing revolving commitment under the Credit Agreement will be increased to $60.0 million.
     The proceeds to the Company from the exercise of the Zimmer Warrant are estimated to be approximately $3.0 million, and the proceeds to the Company from the exercise of the 150,000 stock options to be exercised by Eugene R. Croissant are estimated to be approximately $0.5 million. The Company will use the proceeds from the exercise of the Zimmer Warrant and Mr. Corasanti's stock options to repay amounts outstanding under the Credit Agreement. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.
                                DIVIDEND POLICY
     The Board of Directors presently intends to retain future earnings to finance the development of the Company's business and does not presently intend to declare cash dividends. Should this policy change, the declaration of dividends will be determined by the Board in light of conditions then existing, including the Company's financial requirements and condition and provisions affecting the declaration and payment of dividends contained in debt agreements. The Credit Agreement prohibits the Company's payment of cash dividends, is secured by substantially all of the Company's property and assets and further subjects the Company to compliance with various financial covenants.
                                       8

                          PRICE RANGE OF COMMON STOCK
     The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "CNMD". The following table sets forth the high and low last reported sale prices for the indicated periods, adjusted to give effect to the three-for-two stock splits in the form of stock dividends paid on December 27, 1994 and November 30, 1995:

                                                                                                               HIGH      LOW
Fiscal 1994:
  First Quarter............................................................................................   $ 6.89    $ 4.44
  Second Quarter...........................................................................................     6.44      5.11
  Third Quarter............................................................................................     8.44      5.56
  Fourth Quarter...........................................................................................    13.67      8.00
Fiscal 1995:
  First Quarter............................................................................................   $15.17    $11.17
  Second Quarter...........................................................................................    16.67      9.67
  Third Quarter............................................................................................    23.33     15.67
  Fourth Quarter...........................................................................................    25.00     20.00
Fiscal 1996:
  First Quarter (through March 14, 1996)...................................................................   $24.50    $20.25

     The last reported sale price of the Company's Common Stock, as reported on the Nasdaq National Market on March 14, 1996, was $22.50 per share. As of December 29, 1995, there were 1,365 shareholders of record of the Company's Common Stock.
                                       9

                                 CAPITALIZATION
     The following table sets forth the consolidated capitalization of the Company as of December 29, 1995, and such capitalization, as adjusted to give pro forma effect to the NDM Acquisition and as further adjusted to reflect the sale by the Company of approximately 2,500,000 shares of Common Stock offered hereby, the exercise of the Zimmer Warrant and Eugene R. Corasanti's stock options and the application of the net proceeds therefrom, as described under "Use of Proceeds."

                                                                                                  DECEMBER 29, 1995
                                                                                                     PRO FORMA
                                                                                                       (NDM            PRO FORMA
                                                                                      ACTUAL     ACQUISITION ONLY)    AS ADJUSTED
                                                                                                    (IN THOUSANDS)
Short-term debt (1)...............................................................   $  6,000        $  13,000         $  --
Long-term debt (less current portion) (1).........................................   $ 26,340        $  52,000         $   9,740
Shareholders' equity:
  Preferred stock, par value $.01 per share; authorized 500,000 shares; none
     outstanding..................................................................      --            --                  --
  Common Stock, par value $.01 per share; authorized 20,000,000 shares;
     outstanding 11,000,105 shares actual and pro forma and 14,350,105 shares pro
     forma as adjusted (2)(3).....................................................        110              110               143
  Paid in capital.................................................................     44,560           44,560            99,627
  Retained earnings...............................................................     30,332           30,332            30,332
     Total shareholders' equity...................................................     75,002           75,002           130,102
       Total capitalization (3)...................................................   $101,342        $ 127,002         $ 139,842

(1) Short-term and long-term debt are secured by substantially all of the Company's property and assets, including equipment, accounts receivable, patents and trademarks and inventory.
(2) Pro forma as adjusted includes 704,589 shares of Common Stock subject to the Zimmer Warrant (see "The Selling Shareholders" and "Description of Capital Stock -- Common Stock Warrant") and 150,000 stock options to be exercised by Eugene R. Corasanti and does not include 1,090,000 other stock options to purchase shares of Common Stock outstanding as of December 29, 1995 pursuant to the Company's stock option plans.
(3) See Notes 3, 5, 7, 9, 10 and 11 of Notes to the Company's consolidated financial statements in the Current Report on Form 8-K filed February 26, 1996 for information on certain commitments and contingencies.
                                       10

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
     The following unaudited Pro Forma Consolidated Statement of Income for the year ended December 29, 1995 has been prepared to reflect adjustments to the Company's historical results of operations to give pro forma effect to (i) the Birtcher Acquisition, (ii) the Master Medical Acquisition, (iii) the NDM Acquisition, and (iv) the Offering (including the exercise of the Zimmer Warrant and the exercise of 150,000 stock options by Eugene R. Corasanti), as if each had occurred as of December 31, 1994. The attached unaudited Pro Forma Consolidated Balance Sheet as of December 29, 1995 gives pro forma effect to the NDM Acquisition and the Offering as if each had occurred on that date.
     These pro forma statements have been prepared by the Company based on the unaudited financial statements of Birtcher for the period January 1, 1995 through March 14, 1995 (date of acquisition), the unaudited financial statements of Master Medical for the period January 1, 1995 through May 19, 1995 (date of acquisition) and the audited financial statements of the Company and NDM for the years ended December 29 and 31, 1995, respectively.
     The Company has accounted for the Birtcher, Master Medical and NDM Acquisitions using the purchase method of accounting, under which tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their respective fair values. Adjustments to the Pro Forma Consolidated Statement of Income include such adjustments as are necessary to allocate the Birtcher, Master Medical and NDM purchase prices based on the estimated fair market value of the assets acquired and the liabilities assumed and to give effect to events that are directly attributable to the Birtcher, Master Medical and NDM Acquisitions, which are expected to have a continuing impact on the Company and are factually supportable. The adjustments related to the Pro Forma Consolidated Statement of Income assume the transactions were consummated on December 31, 1994. Allocations of the NDM purchase price have been determined based upon preliminary estimates of fair market value and, therefore, are subject to change. Differences between the amounts included herein and the final allocations are not expected to be material.
     These pro forma statements are not necessarily indicative of the financial position or results of operations which would have been attained had each of the acquisitions been consummated on the dates indicated or which may be attained in the future. These pro forma statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto of the Company, Birtcher, Master Medical and NDM, incorporated herein by reference.
                                       11

                               CONMED CORPORATION
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 29, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  HISTORICAL
                                                  BIRTCHER &
                                       HISTORICAL   MASTER                       PRO       HISTORICAL
                                       CONMED      MEDICAL      ADJUSTMENTS     FORMA         NDM        ADJUSTMENTS
Net sales...........................   $99,558     $  7,971       $  (104)(2)  $107,425     $ 29,536       $(4,034)(9)(10)(11)
Cost of sales.......................   52,402         4,727           344(2)     56,811       17,675        (3,848)(9)(10)(12)
                                                                     (662)(3)
Selling and administrative
  expense...........................   25,570         3,620           120(4)     27,095       14,976        (8,883)(9)(11)(12)
                                                                   (1,461)(3)
                                                                     (754)(5)
Research and development expense....    2,832           600          (448)(2)     2,884                        379(9)(11)(12)
                                                                     (100)(3)
                                       80,804         8,947        (2,961)       86,790       32,651       (12,352)
Income (loss) from operations.......   18,754          (976)        2,857        20,635       (3,115)        8,318
Interest (expense) income, net......   (1,991 )         (90)         (329)(6)    (2,410)        (577)       (2,048)(13)
                                                                                                             4,355(14)
Other income (expense), net.........                                                             289          (289)(11)
Income (loss) before income tax.....   16,763        (1,066)        2,528        18,225       (3,403)       10,336
Provision (benefit) for income
  tax...............................    5,900             0           612(7)      6,512          188         2,231(15)
Net income (loss)...................   $10,863     $ (1,066)      $ 1,916      $ 11,713     $ (3,591)      $ 8,105
Earnings per common and common
  equivalent share..................   $  .94                                  $    .99
Weighted average number of common
  shares and equivalents
  outstanding.......................   11,613                         270(8)     11,883                      2,702(14)

                                        PRO
                                       FORMA
Net sales...........................  $132,927
Cost of sales.......................    70,638

Selling and administrative
  expense...........................    33,188

Research and development expense....     3,263

                                       107,089
Income (loss) from operations.......    25,838
Interest (expense) income, net......      (680)

Other income (expense), net.........
Income (loss) before income tax.....    25,158
Provision (benefit) for income
  tax...............................     9,032
Net income (loss)...................  $ 16,126
Earnings per common and common
  equivalent share..................  $   1.11
Weighted average number of common
  shares and equivalents
  outstanding.......................    14,585

    See accompanying notes to the Unaudited Pro Forma Consolidated Financial
                                  Information
                for an explanation of the pro forma adjustments.
                                       12

                               CONMED CORPORATION
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               DECEMBER 29, 1995
                                 (IN THOUSANDS)

                                                                       HISTORICAL  HISTORICAL                              PRO
                                                                        CONMED        NDM        ADJUSTMENTS              FORMA
ASSETS
Current Assets:
  Cash..............................................................   $ 1,539      $  2,096      $     478(16)(19)      $  4,113
  Accounts receivable, net..........................................    22,649         3,567                               26,216
  Income tax receivable.............................................       961                                                961
  Inventories.......................................................    20,943         5,504         (1,000)(17)           25,447
  Deferred income tax...............................................     2,678                                              2,678
  Prepaid expenses..................................................       476           295                                  771
      Total current assets..........................................    49,246        11,462           (522)               60,186
Property, plant and equipment.......................................    19,728        10,370         (1,000)(17)           29,098
Deferred income taxes...............................................     2,907                                              2,907
Covenant not to compete.............................................     1,153                                              1,153
Goodwill............................................................    41,438                       18,452(17)            59,890
Patents and other assets............................................     4,931         8,281         (6,026)(17)            7,186
      Total assets..................................................   $119,403     $ 30,113      $  10,904              $160,420
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.................................   $ 6,000      $  1,403      $  (7,403)(16)(18)(19) $      0
  Accounts payable..................................................     2,351         2,562          1,295(16)(17)         6,208
  Accrued payroll and withholdings..................................     2,282           736          2,200(17)             5,218
  Accrued pension...................................................       274                                                274
  Other current liabilities.........................................       989         2,151           (427)(16)(17)(19)    2,713
      Total current liabilities.....................................    11,896         6,852         (4,335)               14,413
Long-term debt (less current portion)...............................    26,340         8,100        (24,700)(16)(18)(19)    9,740
Accrued pension.....................................................       276                                                276
Deferred compensation...............................................       868                                                868
Long-term leases....................................................     3,521                                              3,521
Other long-term liabilities.........................................     1,500                                              1,500
      Total liabilities.............................................    44,401        14,952        (29,035)               30,318
Shareholders' Equity:
  Common stock......................................................       110            43            (10)(17)(19)          143
  Paid in capital...................................................    44,560        18,457         36,610(17)(19)        99,627
  Retained earnings.................................................    30,332        (3,339)         3,339(17)            30,332
      Total shareholders' equity....................................    75,002        15,161         39,939               130,102
      Total liabilities and shareholders' equity....................   $119,403     $ 30,113      $  10,904              $160,420

    See accompanying notes to the Unaudited Pro Forma Consolidated Financial
                                  Information
                   for explanation of pro forma adjustments.
                                       13

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
GENERAL
     1. The attached Pro Forma Consolidated Statement of Income for the year ended December 29, 1995 gives effect to the Birtcher, Master Medical and NDM Acquisitions, which were completed on March 14, 1995, May 19, 1995 and February 23, 1996, respectively, and the issuance of the shares of Common Stock discussed in Note 19. The foregoing Pro Forma Consolidated Balance Sheet as of December 29, 1995 gives effect to the NDM Acquisition and the issuance of the shares of Common Stock discussed in Note 19 as if such transactions had occurred on that date. No pro forma adjustments are necessary for the Birtcher and Master Medical Acquisitions on the December 29, 1995 Pro Forma Consolidated Balance Sheet since those transactions were completed prior to December 29, 1995.
BIRTCHER AND MASTER MEDICAL ACQUISITIONS
     2. Prior to the Birtcher Acquisition, the Company supplied certain partially completed manufactured items to Birtcher. Net sales to Birtcher for the period in 1995 up to the acquisition date amounted to $104. This amount has been eliminated from Net sales and Cost of sales in the Pro Forma Combined Statement of Income. Additionally, Cost of sales and Research and development expense have been adjusted to conform to the Company's presentation.
     3. The Birtcher and Master Medical Acquisitions involved medical products companies with product lines similar to those manufactured and sold by the Company. Effective with the respective acquisition dates of the two businesses, the Company immediately reduced duplicate facilities, and eliminated duplicate manufacturing, selling, administrative and research costs by closing excess plants and by terminating redundant staff. The following adjustments are made to the historical Birtcher and Master Medical amounts to reflect the cost reductions as of the beginning of the period presented:

Cost of sales....................................................................   $  (662)
Selling and administrative expense...............................................    (1,461)
Research and development expense.................................................      (100)

     4. Selling and administrative expense has been increased $120 for the year ended December 29, 1995 reflecting the additional amortization of intangible assets resulting from purchase accounting adjustments using the straight-line method over the estimated remaining useful lives of the acquired assets. Birtcher patents are amortized over a ten-year period corresponding to the average life remaining on significant patents. Birtcher goodwill is amortized over a 40-year period while Master Medical goodwill is amortized over a 15-year period.
     5. Birtcher settled two legal actions related to the acquisition by the Company for a total of $754 in 1995 prior to the acquisition date. This amount has been adjusted from the historical Birtcher amounts in the Pro Forma Consolidated Statement of Income for the year ended December 29, 1995 because the amounts do not pertain to operating activities.
     6. Additional interest expense of $329 for the year ended December 29, 1995 has been added to the Pro Forma Consolidated Statement of Income to reflect the additional borrowings outstanding due to the Master Medical Acquisition as if the transaction had occurred as of December 31, 1994.
     7. No income tax provisions were provided by Birtcher or Master Medical as Birtcher had operated at a loss while Master Medical formerly operated as a subchapter S corporation and therefore did not record tax expense at the corporate level. An adjustment has been made for the estimated tax effect of Birtcher and Master Medical's historical results and pro forma adjustments.
     8. The acquisition of Birtcher was effected by the issuance of approximately 1,590,000 shares of the Company's common stock for all of the outstanding shares of Birtcher common and preferred stock. Pro forma adjustments to the weighted average number of shares and equivalents have been made as if the transaction had occurred as of December 31, 1994.
                                       14

NDM ACQUISITION AND THE OFFERING
     9. Prior to the NDM Acquisition, NDM manufactured and marketed a therapeutic device for treatment of deep vein thrombosis commonly referred to as a "foot pump". The Company did not acquire this small product line and has eliminated the amounts applicable as follows:

Net sales.........................................................................   $  (594)
Cost of sales.....................................................................      (435)
Selling and administrative expense................................................    (2,032)
Research and development expense..................................................      (117)

     10. Prior to the NDM Acquisition, NDM manufactured a line of electrosurgical ground pads for Birtcher and the Company. Net sales from NDM to Birtcher and the Company amounted to $1,257 for the year ended December 29, 1995. This amount has been eliminated from Net sales and Cost of sales in the Pro Forma Consolidated Statement of Income.
     11. NDM's revenue and expense classifications are presented using different policies than those used by the Company. The increases (decreases) necessary to reclassify such items in accordance with the Company's policies are as follows:

Net sales........................................................................   $(2,183)
Selling and administrative expense...............................................    (3,264)
Research and development expense.................................................       792
Other income (expense), net......................................................      (289)

     12. The NDM Acquisition involved a medical products company with products substantially similar to products currently manufactured and marketed by the Company. Management of the Company has developed a plan that it began to implement on the date of the acquisition that will eliminate duplicate personnel and other duplicate costs and therefore increase the efficiency of the combined operation. The manufacturing operations at the NDM facility have continued after the date of the acquisition. Patents are amortized over a thirteen year period while goodwill is amortized over a 40-year period. Assuming the purchase had occurred as of the beginning of each period presented, the adjustments are as follows:

Cost of sales....................................................................   $(2,156)
Selling and administrative expense...............................................    (3,587)
Research and development expense.................................................      (296)

     13. Historical interest expense for NDM of $577 for the year ended December 29, 1995 has been eliminated as the related debt was not assumed. Interest expense of $2,625 for the year ended December 29, 1995 has been added to reflect a borrowing of $32,660 under the Company's term loan and revolving credit facility as if the borrowing had occurred as of December 31, 1994.
     14. The proceeds from the issuance of shares of Common Stock, as discussed in Note 19, will be used to reduce debt of the Company incurred as a result of acquisitions. Assuming the issuance as of December 31, 1994, interest expense of $4,355 for the year ended December 29, 1995 has been eliminated.
     15. Entry to reflect the estimated tax effect of NDM's historical results and the pro forma adjustments.
     16. The Company did not acquire the debt of NDM or the assets and liabilities associated with the foot pump product line. Adjustments to the historical NDM balance sheet at December 29, 1995 to eliminate these items are as follows:

Current portion of long-term debt................................................   $(1,403)
Long-term debt (less current portion)............................................    (8,100)
Cash.............................................................................       (22)
Accounts payable.................................................................      (205)
Accrued liabilities..............................................................      (427)

     17. The NDM Acquisition was effected by the payment of the purchase price, which is assumed to be $32,000 for purposes of the pro forma financial information. The transaction was accounted for as a purchase. The total purchase price, historical book value and preliminary adjustments of book value, assuming the acquisition occurred on December 29, 1995, are summarized as follows:

Purchase price of net assets acquired..........................................   $ 32,000
Adjustments to determine goodwill:
  Historical net book value of NDM.............................................    (15,161)
  Eliminate debt not acquired..................................................     (9,503)
  Eliminate the net liabilities of the foot pump line..........................       (610)
  Adjust inventory to fair market value........................................      1,000
  Adjust property, plant and equipment to fair market value....................      1,000
  Adjust patents to fair market value..........................................      6,026
  Increase liabilities for change in control costs and financial, legal,
     accounting and similar expenses...........................................      3,700
Total adjustments..............................................................    (13,548)
Goodwill.......................................................................   $ 18,452

     18. The purchase price for the NDM Acquisition was financed through an advance under a $65,000 term loan. Additionally, the Company refinanced its existing debt under this term loan. The entire term loan is payable over five years at an interest rate of 1.25% over LIBOR. The Company has also received a $15,000 revolving line of credit with a similar interest rate. See "Use of Proceeds."
     19. Through a primary offering of approximately 2,500,000 shares of Common Stock, the Company expects to receive proceeds of $55,000 less transaction costs of $3,400. The net equity amount, assuming the transaction occurred on December 29, 1995, would be accounted for as an increase in Common Stock of $25 and an increase in Paid in capital of $51,575. In addition, the Company expects to receive proceeds of $3,500 in connection with the exercise of the Zimmer Warrant and Eugene R. Corasanti's stock options, which, assuming the exercise occurred on December 29, 1995, would be accounted for as an increase in Common Stock of $8 and an increase in Paid in capital of $3,492. The cash proceeds of the sale of Common Stock by the Company would be used to reduce debt of the Company.
                                       16

                   SELECTED HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
     The information below sets forth selected historical financial information for the Company for each of the five years in the period ended December 29, 1995. Such information for the years ended December 31, 1993, December 30, 1994 and December 29, 1995 and as of December 30, 1994 and December 29, 1995 have been derived from and should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, incorporated herein by reference from the Company's Current Report on Form 8-K filed February 26, 1996 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein. Such information for the years ended December 27, 1991 and December 25, 1992 and as of December 27, 1991, December 25, 1992 and December 31, 1993 have been derived from the audited financial statements not incorporated by reference or included herein. The Company has not declared any cash dividends in the past five years.

                                                                                     YEARS ENDED
                                                              DECEMBER 27,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,
                                                                  1991           1992           1993           1994
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (1):
Net sales...................................................    $ 38,458       $ 42,602       $ 53,641       $ 71,064
Cost of sales...............................................      20,449         22,549         30,218         38,799
Selling and administrative expense..........................      10,633         12,556         17,402         20,979
Litigation and product restructure..........................      --             --              5,700(2)      --
Research and development expense............................       1,275          1,695          2,222          2,352
Income (loss) from operations...............................       6,101          5,802         (1,901)         8,934
Interest income (expense), net..............................        (123)           290           (214)          (628)
Income (loss) before income taxes...........................       5,978          6,092         (2,115)         8,306
Provision (benefit) for income taxes........................       2,033          1,986           (719)         2,890
Net income (loss)...........................................    $  3,945       $  4,106       $ (1,396)      $  5,416
Earnings (loss) per common and common equivalent share......    $    .46       $    .42       $   (.15)      $    .56
Weighted average number of common shares and equivalents
  outstanding...............................................       8,526          9,702          9,426          9,624

                                                              DECEMBER 29,
                                                                  1995
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (1):
Net sales...................................................    $ 99,558
Cost of sales...............................................      52,402
Selling and administrative expense..........................      25,570
Litigation and product restructure..........................      --
Research and development expense............................       2,832
Income (loss) from operations...............................      18,754
Interest income (expense), net..............................      (1,991)
Income (loss) before income taxes...........................      16,763
Provision (benefit) for income taxes........................       5,900
Net income (loss)...........................................    $ 10,863
Earnings (loss) per common and common equivalent share......    $    .94
Weighted average number of common shares and equivalents
  outstanding...............................................      11,613

                                                              DECEMBER 27,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,
                                                                  1991           1992           1993           1994
BALANCE SHEET DATA (1):
  Working capital...........................................    $ 22,094       $ 23,827       $ 15,399       $ 18,159
  Total assets..............................................      38,338         41,939         57,338         62,104
  Long-term debt (less current portion).....................         107             30          9,375          6,875
  Total shareholders' equity................................      33,951         38,669         37,490         43,061

                                                              DECEMBER 29,
                                                                  1995
BALANCE SHEET DATA (1):
  Working capital...........................................    $ 37,350
  Total assets..............................................     119,403
  Long-term debt (less current portion).....................      26,340
  Total shareholders' equity................................      75,002

(1) Includes the results of (i) CONMED Andover Medical, the subsidiary formed as a result of the Andover Acquisition, from July 12, 1993; (ii) Birtcher from March 14, 1995; and (iii) Master Medical from May 22, 1995, in each such case from the date of acquisition.
(2) Includes litigation charge of $5,000 relating to a patent infringement case involving the Company's line of coated electrosurgical accessory blades and a product restructure charge of $675 for the write-off of obsolete inventory.
                                       17

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion should be read in conjunction with Selected Historical Financial Information, which is included elsewhere in this Prospectus.
GENERAL
     The Company is a leading provider of advanced electrosurgical systems and ECG electrodes and accessories. The Company's net sales have increased approximately 85% from 1993 to 1995 primarily as a result of the Company's acquisitions of businesses and product lines. The Company intends to continue to evaluate acquisition opportunities that could increase market share and/or add new products in related medical device fields.
     In August 1989, the Company purchased Aspen Laboratories, Inc., a manufacturer and distributor of electrosurgical generators and related electrosurgical products, from Zimmer, a subsidiary of Bristol-Myers Company, for approximately $6.0 million plus the Zimmer Warrant. In February 1991, the Company acquired the Concept electrosurgical disposables business (including the Techswitch brand) of Linvatec Corporation, a subsidiary of Bristol-Myers Squibb Company, for approximately $3.2 million. Through these acquisitions the Company acquired many of the lines of electrosurgical generators and disposable products it now sells.
     In July 1993, the Company acquired the business and certain assets of Medtronic Andover Medical, Inc., a manufacturer of ECG monitoring and diagnostic electrodes and ECG cables and lead wires, for a cash purchase price of approximately $21.8 million plus the assumption of approximately $1.2 million of liabilities. In November 1994, the Company purchased the assets associated with a product line involving the manufacture and sale of disposable ECG electrodes from Becton Dickinson Vascular Access, Inc. for approximately $2.0 million. These acquisitions expanded the ECG product offerings of the Company and have given the Company the additional market share necessary to become a leading supplier of ECG disposables to the domestic ECG disposables industry.
     In March 1995, the Company acquired Birtcher for approximately 1.6 million shares of Common Stock in a transaction valued at approximately $21.2 million. With the Birtcher Acquisition, the Company added the argon beam coagulation technology to its existing lines of electrosurgical products and strengthened the Company's position as a leading supplier of electrosurgical systems to the medical industry.
     In May 1995, the Company acquired the business and certain assets and liabilities of Master Medical for a cash purchase price of approximately $9.5 million plus the assumption of net liabilities totalling approximately $0.5 million. The Master Medical Acquisition added a line of single-use IV fluid drip rate gravity controllers to the Company's product line.
     In February 1996, the Company acquired substantially all the business and certain assets of NDM for a cash purchase price of approximately $31.3 million plus the assumption of net liabilities of approximately $4.6 million. Through the NDM Acquisition, the Company acquired the business of NDM relating to the design, manufacture and marketing of a broad line of ECG electrode products, disposable electrosurgical products and a broad line of various Hydrogel wound care products.
     From time to time, the Company explores acquisition opportunities and conducts discussions and negotiations regarding acquisition proposals. There are no current acquisition proposals pending and there can be no assurance that any future acquisitions will result from discussions and negotiations.
                                       18

RESULTS OF OPERATIONS
     The following table presents, as a percent of net sales, certain categories included in the Company's consolidated statements of income for the periods indicated:

                                                                                                      YEAR ENDED
                                                                                     DECEMBER 31,    DECEMBER 30,    DECEMBER 29,
                                                                                         1993            1994            1995
Net sales.........................................................................       100.0%          100.0%          100.0%
Operating expense:
  Cost of sales...................................................................        56.3            54.6            52.6
  Selling and administrative expense..............................................        32.4            29.5            25.7
  Litigation and product restructure..............................................        10.6              --              --
  Research and development expense................................................         4.2             3.3             2.9
Income (loss) from operations.....................................................        (3.5)           12.6            18.8
Interest income (expense), net....................................................        (0.4)           (0.9)           (2.0)
Income (loss) before income taxes.................................................        (3.9)           11.7            16.8
Net income (loss).................................................................        (2.6)            7.6            10.9

  YEARS ENDED DECEMBER 29, 1995 AND DECEMBER 30, 1994
     The Company had net sales of $99,558,000 in 1995 compared to $71,064,000 in 1994, an increase of $28,494,000 or 40.1%. The increase was substantially a result of the effects of the Birtcher and Master Medical Acquisitions.
     The Company's gross margin was 47.4% in 1995 compared to 45.4% in 1994. This increase was primarily a result of the manufacturing efficiencies and economies of scale realized through the Birtcher and Master Medical Acquisitions. On a quarterly basis, gross margin percentage for the first quarter of 1995 was 45.7% and approximated 47.8% for each of the remaining three quarters of 1995.
     Selling and administrative expense increased to $25,570,000 during 1995 compared to $20,979,000 in 1994, an increase of $4,591,000 or 21.9%, due primarily to the effects of the Birtcher and Master Medical Acquisitions. However, as a percentage of net sales, selling and administrative expense declined to 25.7% from 29.5% in the prior comparable period due to economies of scale resulting from the acquisitions of Birtcher and Master Medical.
     Research and development expense increased 20.4% to $2,832,000 in 1995 as compared to $2,352,000 in 1994. Research and development expenditures for 1995 reflect increased activities relative to integration and further development of Birtcher products and the continued emphasis on the development of surgical products for MIS procedures.
     The Company incurred $1,991,000 in net interest expense in 1995 compared to $628,000 in 1994. This change was primarily a result of the effects of the debt incurred as a result of the Birtcher and Master Medical Acquisitions.
     The estimated effective income tax rates were approximately 35.2% in 1995 and 34.8% in 1994.
  YEARS ENDED DECEMBER 30, 1994 AND DECEMBER 31, 1993
     Net sales in 1994 increased to $71,064,000 compared to $53,641,000 in 1993, an increase of 32.5%. Approximately 75% of the total increase was a function of the Andover Acquisition which occurred on July 12, 1993. Net sales of CONMED Andover Medical's products are included with the Company's consolidated sales for all of 1994 but since July 12, 1993 (the acquisition date). The remainder of the increase was a result of increased volumes of product sold.
     The gross margin percentage increased to 45.4% in 1994 compared to 43.7% in 1993. This increase in gross margin is a result of increasing economies of scale and manufacturing efficiencies. During 1994, the Company consolidated its ECG wire and plastic molding operations in one location which reduced manufacturing expense as a percentage of net sales.
     Selling and administrative expense increased 20.6% to $20,979,000 from $17,402,000 as a result of increased sales activity. However, as a percentage of net sales, selling and administrative expense declined to 29.5% in 1994 compared to 32.4% in 1993. This improvement in selling and administrative expense as compared to net sales was a result of economies of scale resulting from the increased level of net sales and cost improvement programs including consolidation of customer service and re-alignment of sales territories after the Andover Acquisition.
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
     During 1993, the Company recorded a pre-tax charge of approximately $5,700,000 for litigation and product restructure costs. No such costs were incurred in 1994.
     Research and development expense increased 5.9% in 1994 compared to 1993. The Company continues to conduct research activities in all of its product lines, with a particular emphasis on surgical products for MIS procedures.
     Net interest expense increased to $628,000 in 1994 from $214,000 in 1993. The increase was primarily a result of the Andover Acquisition indebtedness being outstanding for an entire year in 1994 and only approximately one-half year in 1993. Further, 1993 had higher interest income amounts than 1994 as the Company had higher invested cash balances in the first half of 1993 prior to the Andover Acquisition.
     The Company's effective tax rate in 1994 was 34.8% reflecting the federal statutory rate of 34%, the effect of state income taxes and the tax benefit from a foreign sales corporation.
LIQUIDITY AND CAPITAL RESOURCES
     Cash flow from operations was $5,059,000 for 1995 as compared to $8,260,000 provided from operations in 1994. Operating cash flows for 1995 were aided by higher net income as compared to 1994. Additionally, depreciation and amortization in 1995 increased due to the effects of the Birtcher and Master Medical Acquisitions. Cash flows from operations for 1995 were negatively impacted by increases in accounts receivable and inventories, and the timing of payments for income taxes. The increases in accounts receivable and inventories relate primarily to working capital requirements associated with the Birtcher and Master Medical Acquisitions. Additionally, payment of the patent litigation award also adversely impacted 1995 operating cash flows.
     Cash flows from operations were $8,260,000 for 1994 compared to $5,673,000 for 1993. Operating cash flows in 1994 were impacted by higher net income as well as increased depreciation expense and amortization caused by the Andover Acquisition. Additionally, accruals for payroll and withholding increased $1,327,000 causing a positive addition to operating cash flows for 1994. Accounts receivable increases of $1,684,000 and inventory increases of $619,000 partially offset increases in cash flow from operations in 1994 and are due to increased working capital requirements of the Company's expanded business.
     Net cash used by investing activities was $14,695,000 in 1995 compared to $4,190,000 in 1994. The Master Medical Acquisition utilized $9,500,000 of cash. Additions to property, plant and equipment for 1995 totaled $5,195,000. Included in this amount was the purchase of land and a building for the relocation of CONMED Andover Medical to Rome, New York for $1,200,000 for manufacturing purposes.
     The Company purchased $2,190,000 of new plant and equipment and the Company invested $2,000,000 to purchase an ECG product line from Becton Dickinson Vascular Access Inc. during 1994 resulting in a net use of cash for investing activities. Financing activities resulted in a net use of cash as the Company repaid $2,530,000 in long-term debt during 1994.
     Cash flows provided by financing activities were $7,560,000 for 1995. The Company refinanced its existing bank debt and received $26,590,000 in additional proceeds. Payments on debt and other obligations included $4,371,000 on the Company's debt, $5,846,000 to Birtcher's bank to liquidate debt assumed in connection with the Birtcher Acquisition and $12,141,000 to liquidate other Birtcher liabilities assumed in connection with the acquisition.
     The Company's available credit facility consists of a $65,000,000 secured term loan and secured revolving line of credit of $15,000,000. As of December 29, 1995, $27,000,000 was outstanding under the term loan and $5,340,000 on the revolving line of credit. The Company borrowed $32,660,000 under the term loan to finance the cash requirements of the NDM Acquisition. The term loan is payable over five years at an interest rate of 1.25% over LIBOR. The revolving line of credit terminates on December 29, 1998 and carries an interest rate of 1.25% over LIBOR. See "Use of Proceeds."
     Management believes that cash generated from operations, its current cash resources and funds available under its banking agreement will provide sufficient liquidity to ensure continued working capital for operations and funding of capital expenditures through at least 1997 barring unforeseen circumstances.
                                       20

                                    BUSINESS
GENERAL
     The Company is a leading provider of advanced electrosurgical systems and ECG electrodes and accessories. The Company also manufactures and markets a line of instruments for use in MIS procedures, as well as products used for IV therapy. Eighty-five percent of the Company's revenues in 1995 were derived from the sale of single-use, disposable products. The Company's products are used in a variety of clinical settings, such as operating rooms, physicians' offices and critical care areas of hospitals. For the fiscal year ended December 29, 1995 and after giving pro forma effect to the Birtcher, Master Medical and NDM Acquisitions, net sales from the United States comprised 86% of total net sales and net sales outside the United States comprised 14% of total net sales.
     The Company is divided into three divisions: Electrosurgical Systems, Patient Care and Minimally-Invasive Surgery. Each division has its own dedicated salesforce. Through its Electrosurgical Systems Division, the Company develops, manufactures and markets a comprehensive range of electrosurgical generators, argon beam coagulation systems, electrosurgical ground pads and electrosurgical pencils. The Company's Patient Care Division develops, manufactures and markets a broad line of ECG electrodes (adult, infant, premie, stress test and diaphoretic), ECG cables and lead wires, IV stabilization dressings and IV fluid drip rate gravity controllers. This Division expanded into the wound care market with the NDM Acquisition. The Company's Minimally-Invasive Surgery Division develops, manufactures and markets a line of MIS products, including an electronic trocar system, suction/irrigation instruments, scissors and electrosurgical probes with suction/irrigation capability.
     The Company has used strategic business acquisitions to increase its market share in certain product lines, broaden its product offerings and realize economies of scale. During the last three years, the Company has completed four significant business acquisitions. The completed acquisitions, together with internal growth, resulted in net sales growth of approximately 135% over the past three years (or approximately 210% after giving pro forma effect to the transactions described under "Unaudited Pro Forma Consolidated Financial Information" herein).
INDUSTRY
     The health care industry is undergoing significant and rapid change. Health care delivery costs have increased dramatically in recent years as compared to the overall rate of inflation. The growing influence of managed care has resulted in increasing pressure on participants in the health care industry to contain costs. Accordingly, health care providers have been purchasing medical devices which improve productivity and contain costs.
     Health care providers continue to utilize low-cost, disposable medical devices, such as electrosurgical pencils and ground pads, ECG electrodes and other patient care products. Disposable devices improve health care professional productivity and, unlike reusable products, do not require costly, labor-intensive sterilization or reassembling. The risks of transmission of infectious diseases, such as AIDS, hepatitis and tuberculosis, and related concerns about occupational safety of health care professionals have also contributed to an increased demand for disposable, single-use products. In addition, the combination of medical cost containment pressures and patient-driven demands have resulted in greater use of minimally-invasive procedures as an alternative to traditional open surgery. MIS procedures reduce patient hospitalization and therapy, thereby reducing the cost to patients and health insurers.
     According to American Hospital Association and American College of Surgeons data, in 1993 more than 23 million surgical procedures were performed in the over 5,300 general hospitals in the United States, with another approximately three million procedures being performed in the approximately 1,800 free standing ambulatory surgery centers. The Company believes that a majority of these operations involved electrosurgery. The American Hospital Association data also show that of the hospitals in the United States, there are approximately 96,000 intensive care beds, including neonatal, pediatric, cardiac and medical/surgical intensive care. The Company believes that a majority of these beds are equipped for ECG monitoring. In addition, the Company believes that demographic trends, such as the aging of the U.S. population, also should have a favorable effect on the demand for the Company's disposable medical products, since older people generally require more medical care and undergo more surgical procedures.
     In response to increased competitive pressures in the health care industry, manufacturers of medical devices have been improving efficiency and productivity and consolidating. The Company believes that consolidations in the industry have increased primarily as a result of health care cost containment pressures. Consolidations can reduce costs from synergies in manufacturing, corporate overhead and research and development. The Company regards these developments as presenting
                                       21
opportunities for medical device companies seeking to increase sales in core product lines and expand into new product lines through acquisitions.
STRATEGY
     The following are the principal elements of the Company's growth strategy:
  GROWTH IN EXISTING BUSINESS
     The Company intends to expand its core business primarily through increased sales to its existing customers and sales of its products to new customers. The Company's core business should benefit from the expansion of the electrosurgery and patient care markets. The Company believes that it can continue to improve its core business by capitalizing on its marketing organization, its competitive position and its reputation for quality products. In addition, the Company intends to continue developing a broader international customer base in Europe and in growth markets, such as the Far East. The Company also intends to expand its sales into the growing MIS market through the new sales force dedicated exclusively to serving the MIS marketplace.
  INTRODUCTION OF NEW PRODUCTS
     The Company has a significant commitment to research and development. The Company intends to continue to introduce new products and product enhancements of its existing products into the health care market by taking advantage of its technical expertise. In early 1995, the Company introduced the UNIVERSAL S/I(tm) (suction/irrigation) and UNIVERSAL-PLUS(tm) laparoscopic instruments, EXCALIBUR(Register mark) PLUS generator and the Hand-Trol Elite(tm) pencil. At the American College of Surgeons in October 1995, the Company introduced four new products, including: (i) the EXCALIBUR(Register mark) PLUS/PC generator,
(ii) the SELECT ONE(Register mark) Monopolor Laparoscopic Scissors, (iii) a disposable smoke evacuation pencil, and (iv) the BEAMER PLUS ABC(Register mark) module.
  ACQUISITIONS OF BUSINESSES AND PRODUCT LINES
     The Company believes that it can continue to realize net sales and income growth through acquisitions of businesses and product lines. The Company intends to continue to evaluate acquisition opportunities that could increase market share and/or add new products in related medical device fields. With the Birtcher Acquisition, the Company acquired the proprietary argon beam coagulation ("ABC") technology and the ABC(Register mark) product line. Clinicians have reported the benefits of ABC in certain clinical situations, such as open-heart surgery, where there is a need to quickly coagulate bleeding tissue. With the NDM Acquisition, the Company acquired the line of Hydrogel wound care products, including ClearSite(Register mark), which is a completely transparent wound dressing that allows monitoring of the wound in the course of healing without removing the wound dressing.
  VERTICAL INTEGRATION AND PRODUCT CONSOLIDATION
     The Company intends to improve operating margins by consolidating product lines, integrating manufacturing facilities and streamlining its processes. In 1995, the Company moved the manufacturing facilities of its CONMED Andover Medical subsidiary to a Rome, New York facility located near the Company's Utica headquarters, resulting in cost savings that are expected to approximate $1.2 million per year. The Company's manufacturing capacity would permit further consolidations to reduce overhead and increase operating efficiencies (such as increasing capacity utilization). The Company also is further automating its facilities.
ELECTROSURGICAL SYSTEMS DIVISION
     The Company's electrosurgical products consist of electrosurgical pencils, electrosurgical ground pads and electrosurgical generators. The Company also distributes a wide range of accessories used with electrosurgical generators such as forceps, adapters and cables. Most accessories of other electrosurgical companies are compatible with the Company's generators, including specialty accessories used in urologic surgery. During 1993, 1994 and 1995, net sales attributable to the Electrosurgical Systems Division represented 43%, 54% and 53%, respectively, of the Company's net sales.
  ELECTROSURGERY
     Electrosurgery is the technique of using a high-frequency electric current which, when applied to tissue through special instruments, can be used to cut tissue, coagulate, or cut and coagulate simultaneously. An electrosurgical system consists of a generator, an active electrode in the form of a pencil or other instrument which the surgeon uses to apply the current from the
                                       22
generator to the target tissue and a ground pad to safely return the current to the generator. Electrosurgery is routinely used in most forms of surgery, including dermatologic and thoracic, orthopedic, urologic, neurosurgical, gynecological, laparoscopic and other endoscopic procedures.
     ABC is a special method of electrosurgery, which allows a faster and more complete coagulation of many tissues as compared to conventional electrosurgery. Unlike conventional electrosurgery, the current travels in a beam of ionized argon gas, allowing the current to be dispersed onto the bleeding tissue without the instrument touching the tissue. Clinicians have reported notable benefits of ABC in certain clinical situations including open-heart surgery, liver, spleen and trauma surgery and various other applications.
  ELECTROSURGERY PRODUCTS
     ELECTROSURGICAL PENCILS. The Company manufactures and markets electrosurgical pencils, which are used by surgeons to introduce the electrosurgical current to the target tissue. The pencils can be either foot-controlled or hand-controlled; the majority of pencils sold by the Company are hand-controlled. The Company manufactures primarily disposable electrosurgical pencils, but also offers reusable pencils. In addition, the Company sells a line of disposable blades used with electrosurgical pencils for specific surgical applications, including cutting, coagulating and the resection of diseased tissue.
     ELECTROSURGICAL GROUND PADS. The Company manufactures and markets disposable ground pads in adult, pediatric and infant sizes as well as a ground pad specifically designed for prematurely born or low birth-weight infants (premies), the PREMIE Ground Pad. The Company believes that its PREMIE Ground Pad is the only disposable ground pad specifically made and marketed for these special patients. The Company also manufactures and markets ground pads specifically designed for use with its Aspen Return Monitor alarm system (A.R.M.), as well as alarm systems of competitive generators. Most of the Company's ground pads are made with its proprietary conductive adhesive polymer.
     ELECTROSURGICAL GENERATORS. The Company offers both conventional electrosurgical generators and the ABC(Register mark), which combines conventional electrosurgical cutting and coagulation capabilities with the Company's patented argon gas electrocoagulation technology. Most models include a safety alarm, the A.R.M., which monitors the contact of the ground pad to the patient's skin surface. Should the ground pad lose contact with the patient's skin, or a rise in electrical resistance occur, the monitor will disable the electrosurgical current until the problem is identified and corrected. Systems such as this provide an increased level of safety to the patient.
     The Company's line of conventional electrosurgical generators features the EXCALIBUR(Register mark) PLUS, which incorporates the A.R.M. and offers full-function capabilities for both monopolar and bipolar applications, including general surgery as well as thoracic, urologic, laparoscopic and neurosurgical procedures. In addition to the EXCALIBUR(Register mark) PLUS, the conventional generators marketed by the Company include the SABRE(Register mark) 2400, a full-feature generator suitable for routine use in most surgical procedures, and the SABRE(Register mark) 180, a low-power generator for surgical procedures in a physician's office or clinic setting.
     Hyfrecator Plus(Register mark) is a low-power electrosurgical generator specifically designed for the physician's office based procedures, including dermatology, plastic surgery, dental and oral surgery and otolaryngology. The Hyfrecator Plus(Register mark) is the latest model of Hyfrecator(Register mark) generator that has been marketed to physicians for over 50 years, and was acquired in the Birtcher Acquisition. The Company markets a line of accessories for the Hyfrecator Plus(Register mark).
     ARGON BEAM COAGULATION SYSTEM. The Company's ABC(Register mark) products include specialized electrosurgical generators, specialized disposable handpieces and ground pads. The Company's proprietary ABC(Register mark) devices provide non-contact argon gas electrocoagulation and conventional electrosurgical cutting and coagulation capabilities. The models 6000 and 6400 ABC(Register mark) generators offer automatic gas-flow control as the power settings are increased or decreased, and a full-function electrosurgical generator with integrated argon beam coagulation capability. The Company's Beamer ABC(Register mark) module is a gas cart which is used in conjunction with an existing electrosurgical generator and is a lower cost alternative to the fully featured ABC(Register mark) system. The Beamer ABC(Register mark) units work in conjunction with the hospital's present electrosurgery unit.
PATIENT CARE DIVISION
     The Company's patient care products consist of ECG monitoring electrodes, intravenous flow controllers and catheter stabilization dressings, wound care products and other miscellaneous products. During 1993, 1994 and 1995, net sales attributable to the Patient Care Division represented 55%, 44% and 44%, respectively, of the Company's net sales.
                                       23

  ECG MONITORING
     ECGS. An ECG is a representation of the electrical activity that stimulates the contraction of the heart muscle. This electrical activity can be detected by disposable electrodes which consist of a conductive element, a conductive gel for contact to the skin and an adhesive backing material that keeps the electrode adhered to the patient's skin for the required period of ECG monitoring. ECG monitoring is used to diagnose irregularities in heart function.
     Disposable ECG electrodes are placed on the patient's skin in various patterns around the heart using 3, 5 or 10 electrodes per patient, depending upon the specific type of monitoring technique. The electrodes provide a direct contact to the skin surface by which the electrical activity of the heart can be sensed and relayed to a special ECG monitor by way of its lead wire and cable connections. ECG electrodes are used in the operating room and critical care areas of hospitals and for diagnostic tests, including exercise stress testing and ambulatory monitoring. Many ambulances and paramedic units have the capability to monitor the ECG in emergency situations outside of the hospital.
     ECG MONITORING PRODUCTS. The Company has developed and markets ECG electrodes for various patients and applications, including prematurely born infants, diaphoretic patients, stress test monitoring, ambulatory monitoring and special ECG electrodes for use in surgery. The strength of the product line lies in specific design features that provide those characteristics required to accurately detect the electrical signal and to remain in contact with the patient's skin for extended periods of time. Several special monitoring situations require electrodes that will not show a visible image under x-ray. This will allow the patient to undergo special diagnostic or therapeutic procedures with the use of x-ray and still have continuous monitoring of the ECG. The Company has developed special electrodes for this purpose.
     The Company also manufactures and markets ECG monitoring cables, lead wire products and accessories. ECG cables and lead wires are products designed to transmit ECG signals from the heart (converted into electrical signals by an electrode) to an ECG monitor or recorder. Lead wires connected directly to the electrodes are plugged into the patient end of the cable. Cables are designed to accept from three to fifteen lead wires depending on the level of monitoring required. The Company also manufactures and markets disposable defibrillation pads for use in cardio defibrillation.
  INTRAVENOUS THERAPY
     IVS. A large percentage of patients admitted to hospitals will undergo some type of IV therapy where medical fluids or blood are introduced into the patient's bloodstream. As part of the nursing care to the patient, the catheter or needle must be stabilized onto the skin to prevent movement of the catheter, as well as be covered with a dressing to keep the entry site free from bacterial contamination. The volume and speed of fluids administered to the patient in surgery or medical units must be controlled for proper infusion of the fluids. Typically, the flow of these intravenous fluids is controlled either by an electronic pump or gravity controller or by a manually operated clamping mechanism.
     INTRAVENOUS THERAPY PRODUCTS -- VENI-GARD(REGISTER MARK) CATHETER STABILIZATION DRESSING. VENI-GARD(Register mark) is a disposable, sterile product designed to hold and secure an IV needle or catheter in place. VENI-GARD(Register mark) provides a protective, sterile barrier over the entry site by incorporating a transparent, semi-permeable membrane to allow an unobstructed view of the entry site with a patented foam border to provide stabilization of the catheter. This membrane also allows the evaporation of moisture vapor but is impermeable to outside fluids. The
VENI-GARD(Register mark) product line also includes specialized products for various applications in specialty segments of the IV therapy market including those used in conjunction with Total Parenteral Nutrition (intravenous feeding) and cardiovascular catheters, as well as NeoDerm(Register mark) for use in stabilizing epidural catheters.
     INTRAVENOUS THERAPY PRODUCTS -- DISPOSABLE IV FLUID DRIP RATE GRAVITY CONTROLLERS. With the Master Medical Acquisition, the Company acquired Master Medical's line of disposable IV fluid drip rate gravity controllers. These disposable devices are a cost-effective alternative to electronic controllers or pumps. These devices are available as add-on extension sets which are attached to the primary IV tubing or as part of the full tubing set connecting the main IV bag to the patient's IV catheter.
  WOUND CARE MANAGEMENT
     WOUND CARE. Wounds to the skin are referred to as acute, such as surgical incisions and burns, or chronic, which are slow-healing conditions such as chronic venous ulcers, pressure ulcers, diabetic ulcers and wounds from various skin diseases. Traditionally, most open wounds have been treated with "dry" dressings such as gauze or covered with various ointments. A recent trend has been the use of occlusive dressings made from polymers called hydrocolloids and hydrogels. These occlusive dressings keep the wound "moist" or hydrated in order to promote healing. Wound care dressings are sold to hospitals as well as to alternate care sites such as nursing homes and skilled nursing facilities.
                                       24

     WOUND CARE PRODUCTS. As part of the NDM Acquisition, the Company expanded into the wound care market. NDM has developed a proprietary hydrogel technology, which is currently manufactured and marketed under the name
ClearSite(Register mark). It is a transparent wound dressing that consists of hydrogel and a flexible, continuous polyurethane film covering. Because ClearSite(Register mark) is transparent, the health care provider is able to monitor the course of healing without removing the wound dressing. ClearSite(Register mark) absorbs wound exudate and, as the gel begins to saturate, moisture vapor transpires into the atmosphere.
ClearSite(Register mark) is able to absorb 2 1/2 times its weight in wound exudate and maintain its structural integrity and wound healing capabilities for up to seven days.
     In 1994, NDM introduced its island dressing form of
ClearSite(Register mark). The island dressing has a clear, breathable, pliable, adhesive polyurethane film border. The Company also markets a wound care product called Hydrogauze(Register mark), which is a gauze-like material that has been impregnated with dehydrated ClearSite(Register mark) that hydrates upon contact with wound exudate. Hydrogauze(Register mark) combines the look and feel of gauze bandages with the wound healing advantages of ClearSite(Register mark) hydrogel.
MINIMALLY-INVASIVE SURGERY DIVISION
     Building on its expertise in electrosurgery, in 1991 the Company began marketing its line of MIS products, consisting of electronic trocars and multifunctional instruments. In 1993, 1994 and 1995, net sales attributable to the Minimally-Invasive Surgery Division represented 2%, 2% and 3%, respectively, of the Company's net sales.
  MINIMALLY-INVASIVE SURGERY
     MIS, or surgery performed without a major incision, results in less trauma for the patient and produces important cost savings as a result of reduced hospitalization and therapy. Laparoscopic surgery is an MIS procedure performed on organs in the abdominal cavity such as the gallbladder, appendix and female reproductive organs. During a laparoscopic procedure, devices called "trocars" are used to puncture the abdominal wall and then removed, leaving in place a trocar cannula. The trocar cannula provides access into the abdomen for the camera systems and surgical instruments. The recent trend toward minimally invasive surgery has led to the development of additional applications for laparoscopic surgery that can utilize electrosurgery systems.
  ELECTROSURGICAL PRODUCTS FOR LAPAROSCOPIC SURGERY
     TroGARD(Register mark), a proprietary electronically controlled trocar system for laparoscopic surgery, incorporates a blunt-tipped version of a trocar (ordinarily a sharp pointed surgical instrument that punctures the abdominal wall) and an Electronic Trocar Monitor ("ETM") for making the puncture through the body wall. The TroGARD(Register mark) cuts through the body wall with electrosurgical current rather than the sharp, pointed tips of conventional trocars. The ETM automatically and immediately deactivates the electrosurgical generator when the monitor senses that the trocar has entered the abdominal cavity. Simultaneously, it sounds an audible alarm for the surgeon upon entry into the abdominal cavity.
     The Company also markets the UNIVERSAL S/I(tm) (suction/irrigation) and UNIVERSAL-PLUS(tm) laparoscopic instruments, specialized suction/irrigation electrosurgical instrument systems for use in laparoscopic surgery, which consist of a disposable handle and valve/control assembly with a system of interchangeable, single-use, disposable cannulae and instrument tips. The UNIVERSAL-PLUS(tm) offers the surgeon a choice of hand-control or foot-control of electrosurgery with suction/irrigation controls conveniently located on the handle of the instrument. The UNIVERSAL S/I(tm) laparoscopic instrument system provides high flow suction/irrigation, without electrosurgical capability, to fit the preferences of a wide range of surgeons and laparoscopic techniques. The Company also markets electrosurgical pencils, suction/irrigation accessories, laparoscopic scissors, active electrodes, insufflation needles and
ABC(Register mark) handpieces for use in laparoscopic surgery.
MARKETING
     The principal markets for the Company's products are the approximately 5,300 general hospitals and approximately 1,800 surgery centers in the United States. Certain of the Company's products are sold to others in the medical industry for private labeling. The total domestic sales and marketing force consists of approximately 100 persons. The Company's salespeople have been with the Company an average of five years.
     The Company has located its salespeople (territory managers) in key metropolitan areas. They are supervised and supported by district managers and regional managers. Home office sales and marketing management provide the overall direction for the sales of the Company's products. The salesforce is required to work closely with distributors where applicable and to maintain close relationships with end-users. Domestically, the Company's products are sold through approximately 20 national and regional hospital distributors, 150 to 250 local distributors, and directly to hospitals.
                                       25

     The Company's domestic salesforce is structured into three groups, Electrosurgical Systems, Patient Care and MIS. The Electrosurgical Systems salesforce is responsible for selling the Company's electrosurgical products which are typically used during surgical procedures. The Patient Care salesforce is responsible for selling the Company's products which are typically used by various patient care areas of a hospital. The primary patient care products are ECG electrodes and the IV therapy products. The MIS salesforce is responsible for selling the Company's laparoscopic products.
     The Company's international sales efforts are conducted by five international marketing managers. International sales accounted for 15.5% of the Company's sales during 1995. Among the top foreign markets for the Company are Japan, Germany, Canada, China and Korea. International sales grew in 1994 in all regions and sales growth continued in 1995, with the strongest sales gains in China and the Far East.
     The Company focuses on keeping its salespeople highly trained and educated in the applications for its products. The Company's salespeople call on key departments such as the surgery, intensive care, cardiac care and neonatal intensive care units and the emergency room. Therefore, it is essential that the salesforce has the ability to train doctors and nursing staff on the techniques needed to take full advantage of the Company's products. A key element in the sale of any Company product is the initial and ongoing inservice training required of the end-user. The hiring criteria of the Company's salespeople include requiring them to have a background in the sale of medical devices. The field sales force is trained in the technical aspects of the Company's products and their uses, and provides hospital personnel and surgeons with information relating to the technical features and benefits of the Company's products. RESEARCH AND DEVELOPMENT ACTIVITIES
     The Company's research and development department consists of approximately 35 employees. The Company's research and development programs are focused on the development of new products, as well as the enhancement of existing products through the updating of technology and design. Product development efforts include product extensions and improvements, electrosurgical applications in MIS procedures and other single-use medical products. During the three years 1993, 1994 and 1995, the Company spent approximately $2,222,000, $2,352,000 and $2,832,000, respectively, for research and development.
     The Company has approximately 146 U.S. patents and numerous corresponding foreign patents on its products expiring at various dates from 1996 through 2013 and has additional patents pending. Due to technological change, the Company does not solely rely on its patents, but believes that development of new products and improvement of existing ones is and will be generally more important than patent protection in maintaining its competitive position.
NEW PRODUCTS
     At the American College of Surgeons meeting in October 1995, the Company introduced four new products. The EXCALIBUR(Register mark) PLUS/PC (Power Control) is the most recent generation of the Company's EXCALIBUR(Register mark) generator and incorporates a unique feature not previously seen in electrosurgical generators. The EXCALIBUR(Register mark) PLUS/PC has been designed with a special software program that allows the surgeon to use any standard hand-controlled pencil or instrument to directly increase or decrease the power settings of the generator. The Company believes this is the first technology of its kind applied to electrosurgery and has applied for patent protection. The Company began marketing EXCALIBUR(Register mark) PLUS/PC in January 1996.
     The Company has extended its line of electrosurgical instruments for laparoscopic surgery with its SELECT ONE(Register mark) Monopolor Laparoscopic Scissors. The laparoscopic scissors are single-use and disposable. The Company released this product in November 1995.
     The third product introduced at the College of Surgeons meeting was the disposable smoke evacuation pencil. This electrosurgical pencil has specially designed channels to remove the smoke plume, generated by the cutting and coagulation of tissue, from the surgical field. This feature addresses the concerns of health care givers toward certain potential health hazards from prolonged exposure to possible contaminants carried by the smoke plume generated by the use of electrosurgery and lasers. The Company began the marketing of this product in January 1996.
     The BEAMER PLUS(tm) ABC(Register mark) module is an updated design of the Company's current stand-alone ABC(Register mark) module, the
BEAMER(Register mark). The BEAMER PLUS(tm) adds increased flow capabilities and flow control for use in laparoscopic surgery. The BEAMER PLUS(tm) is a more economical unit for providing argon beam coagulation capability to most electrosurgical generators. The Company began marketing the BEAMER PLUS(tm) in January 1996.
                                       26

MANUFACTURING AND SUPPLY ARRANGEMENTS
     The Company manufactures or assembles most of its products at its own facilities. The Company operates in Utica, New York from an owned facility and from Rome, New York from a leased facility aggregating approximately 250,000 square feet. Additionally, the Aspen subsidiary operates from an owned facility of approximately 65,000 square feet of space in Englewood, Colorado; the Birtcher subsidiary leases a 15,000 square foot warehouse and distribution center in El Paso, Texas pursuant to a lease that expires in May 1997 and a 25,000 square foot manufacturing facility in Juarez, Mexico pursuant to a lease that expires in June 1998; and the NDM business is operated from an owned facility of approximately 100,000 square feet in Dayton, Ohio. The Company believes its facilities are adequate in terms of space and suitability for its needs over the next several years.
     The Company's vertically integrated manufacturing process allows it to (i) obtain cost efficiencies by purchasing raw materials for its disposable products in bulk and converting those materials into the parts and pieces used in final assembly and (ii) react quickly to changes in demand for the Company's products. The Company believes that its manufacturing capabilities are significant in terms of cost control, quality control and security of proprietary processes. The Company uses various manual, semi-automated and automated equipment for fabrication and assembly of its products and is continuing to further automate its facilities to remain competitive.
     The Company believes its production and inventory practices are generally reflective of conditions in the industry. The Company's products are not generally made to order or to individual customer specifications. Accordingly, the Company schedules production and stocks inventory on the basis of experience and its knowledge of customer order patterns, and its judgment as to anticipated demand. Since customer orders must generally be filled promptly for immediate shipment, backlog is not significant to an understanding of the Company's business.
     In connection with the NDM Acquisition, the Company agreed to assume all of NDM's obligations under NDM's distribution agreement with Baxter Healthcare Corporation ("Baxter"). Under the distribution agreement, which Baxter has assigned to the Company, Baxter has the non-exclusive right to sell and distribute NDM's critical care products and patient care products throughout the United States. The agreement is effective until December 31, 1996 and is subject to renewal, unless terminated by either party. Baxter is the largest distributor of NDM's products, accounting for approximately 95% of NDM's sales to U.S. hospitals.
COMPETITION
     The markets for the Company's surgical systems products and patient care products are competitive, and many of the Company's competitors are substantially larger and stronger financially than the Company. The major competitors of the Company include ValleyLab (a division of Pfizer), 3M Corporation, Johnson & Johnson and U.S. Surgical Corporation.
     The Company believes that product design, development and improvement, customer acceptance, marketing strategy, customer service and price are critical elements to compete in the industry. Other medical procedures, such as those involving laser technology and drugs, could at some point prove to be interchangeable alternatives to the Company's electrosurgical products. GOVERNMENT REGULATION
     All the Company's products are classified as medical devices subject to regulation by the FDA. The Company's new products require FDA clearance under a procedure known as 510(k) premarketing notification. A 510(k) premarketing notification clearance indicates FDA agreement with an applicant's determination that the product for which clearance has been sought is substantially equivalent to another medical device that was on the market prior to 1976 or that has received 510(k) premarketing notification clearance. Some products have been continuously produced, marketed and sold since May 1976 and require no 510(k) premarketing clearance. The Company's products are all either Class I or Class II products with the FDA, meaning that the Company's products must meet certain FDA standards and are subject to the 510(k) premarketing notification clearance discussed above, but are not required to be approved by the FDA. FDA clearance is subject to continual review, and later discovery of previously unknown problems may result in restrictions on a product's marketing or withdrawal of the product from the market.
     The Company markets its products in a number of foreign markets. Requirements pertaining to its products vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. The Company's European Community sales are subject to government regulations known as the "CE" mark certification. The Company's electronic devices (electrosurgical generators, Hyfrecators(Register mark) and ABC(Register mark) units) have received a "CE"
                                       27
mark certification. The Company believes that its products currently meet all applicable standards for the countries in which they are marketed.
     As a manufacturer of medical devices, the Company's manufacturing processes and facilities are subject to periodic on-site inspections and continuing review by the FDA to insure compliance with "Good Manufacturing Practices." Many of the Company's products are subject to industry-set standards. Industry standards relating to the Company's products are generally formulated by committees of the Association for the Advancement of Medical Instrumentation. The Company believes that its products presently meet applicable standards.
     The Company is subject to product recall. During 1992, the Company voluntarily recalled certain lots of its reusable electrosurgical pencils due to a production matter which compromised the number of times the pencil could be re-sterilized. The problem was rectified resulting in an immaterial cost to the Company. In March 1993, the Company voluntarily recalled certain lots of its TechSwitch electrosurgical pencils due to a production matter which caused a small percentage of the pencils in the affected lots to function in an inconsistent manner. The production matter was resolved and did not have a material effect on the Company's financial condition.
     Any change in existing federal, state or foreign laws or regulations, or in the interpretation or enforcement thereof, or the promulgation or any additional laws or regulations could have an adverse effect on the Company's financial condition or results of operations.
EMPLOYEES
     As of February 1, 1996, the Company had 880 full-time employees, of whom 633 were in manufacturing, 35 were in research and development, and the balance were in sales, marketing, executive and administrative positions. None of the Company's employees are represented by a union, and the Company considers its employee relations to be excellent. The Company has never experienced any strikes or work stoppages.
LEGAL PROCEEDINGS
     From time to time the Company is a defendant in certain lawsuits alleging product liability or other claims incurred in the ordinary course of business. These claims are generally covered by various insurance policies, subject to certain deductible amounts and maximum policy limits.
     The Company's Birtcher subsidiary is voluntarily participating in an environmental remedial investigation at its former facility in El Monte, California. The former facility is located in the El Monte Operable Unit of the San Gabriel Valley Superfund Site. The Environmental Protection Agency has not named Birtcher as a Potentially Responsible Party in this matter, but it has been named, along with several other companies, in an order issued by the California Regional Water Quality Board. In connection with its accounting for the Birtcher Acquisition, the Company has established what it believes is an appropriate reserve for this matter. Such reserve is the subject of an adjustment in the purchase accounting for the Birtcher Acquisition. The Company does not expect that the resolution of the environmental investigation and any subsequent remedial obligation will have a material adverse effect on the Company's financial condition and results of operations.
     The Company's ABC(Register mark) technology is protected by patents in the United States, Canada, United Kingdom, Germany and Japan. Three separate companies have filed challenges to the validity of the United Kingdom, German and Japanese patents. The Company is vigorously defending the validity of these patents in those jurisdictions.
     Manufacturers of medical products may face exposure to significant product liability claims. To date, the Company has not experienced any material product liability claims, but any such claims arising in the future could have a material adverse effect on the Company's business or results of operations. The Company currently maintains commercial product liability insurance of $10,000,000 per incident and $10,000,000 in the aggregate annually, which the Company, based on its experience, believes is adequate. This coverage is on a claims-made basis. There can be no assurance that claims will not exceed insurance coverage or that such insurance will be available in the future at a reasonable cost to the Company.
                                       28

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS
     The executive officers of the Company and the members of the Company's Board of Directors are as follows:

NAME                        AGE     POSITION
Eugene R. Corasanti         65      President, Chief Executive Officer and Chairman
                                      of the Board of Directors
William W. Abraham          64      Senior Vice President
Joseph B. Gross             37      Vice President-Operations
Jeffrey H. Palmer           52      Vice President-Sales
Robert D. Shallish, Jr.     47      Chief Financial Officer, Vice President-Finance
                                      and Assistant Secretary
Joseph J. Corasanti         32      Vice President-Legal Affairs, General Counsel and
                                      Director
Frank R. Williams           47      Vice President-Technology Assessment
Thomas M. Acey              49      Secretary and Treasurer
Luke A. Pomilio             31      Controller
Harry Cone                  75      Director
Robert E. Remmell           65      Director and Assistant Secretary
Bruce F. Daniels            61      Director

     EUGENE R. CORASANTI has served as President and Chairman of the Board of the Company since its incorporation in 1970. Mr. Corasanti is also the Company's Chief Executive Officer. Prior to that time he was an independent public accountant. Mr. Corasanti holds a B.B.A. degree in Accounting from Niagara University. Eugene R. Corasanti's son, Joseph J. Corasanti, is a Director, Vice President-Legal Affairs and General Counsel of the Company.
     WILLIAM W. ABRAHAM joined the Company in May 1977 as General Manager. He has served as the Company's Vice President-Manufacturing and Engineering since June 1983. In November of 1989 he was named Executive Vice President and on March 24, 1993, he was named Senior Vice President of the Company. Mr. Abraham holds a B.S. degree in Industrial Management from Utica College.
     JOSEPH B. GROSS joined the Company as Manager of Manufacturing Engineering in April 1988 and became Vice President-Operations in May 1992. Prior to his employment with the Company, Mr. Gross was employed at Oneida Ltd. Silversmiths. Mr. Gross holds a B.S. degree from the State University of New York-College of Technology and a Master's degree in Business Administration from Rensselaer Polytechnic Institute.
     JEFFREY H. PALMER joined the Company as National Sales Manager in October 1988 and became Vice President-Sales in September 1989. Prior to his employment with the Company, Mr. Palmer served as Director of Sales for the Medical Products Division of AMSCO International for ten years. Mr. Palmer holds a B.A. degree from Eastern Michigan University.
     ROBERT D. SHALLISH, JR. joined the Company as Chief Financial Officer and Vice President-Finance in December 1989 and has also served as an Assistant Secretary since March 1995. Prior to this he was employed as Controller of Genigraphics Corporation in Syracuse, New York since 1984. He was employed by Price Waterhouse LLP as a certified public accountant and senior manager from 1972 through 1984. Mr. Shallish graduated with a B.A. degree in Economics from Hamilton College and holds a Master's degree in Accounting from Syracuse University.
     JOSEPH J. CORASANTI has served as Director and Vice President-Legal Affairs of the Company since 1994 and as General Counsel of the Company since March 1993. Prior to that time he was an Associate Attorney with the law firm of Morgan, Wenzel & McNicholas, Los Angeles, California from 1990 to March 1993. Mr. Corasanti holds a B.A. degree in Political Science from Hobart College and a J.D. degree from Whittier College School of Law. Joseph J. Corasanti is the son of Eugene R. Corasanti, Chairman, President and Chief Executive Officer of the Company.
     FRANK R. WILLIAMS joined the Company in 1974 as Sales Manager and Director of Marketing and became Vice President-Marketing and Sales in June 1983. In September 1989 he became Vice President-Business Development and became Vice President-Technology Assessment in November 1995. Mr. Williams graduated with a B.A. degree from Hartwick College in 1970 as a biology major and did his graduate study in Human Anatomy at the University of Rochester College of Medicine.
                                       29

     THOMAS M. ACEY has been employed by the Company since August 1980 and has served as the Company's Treasurer since August 1988 and as the Company's Secretary since January 1993. Mr. Acey holds a B.S. degree in Public Accounting from Utica College and prior to joining the Company was employed by the certified public accounting firm of Tartaglia & Benzo in Utica, New York.
     LUKE A. POMILIO joined the Company as Controller in September 1995. Prior to his employment with the Company, Mr. Pomilio served for two years as Controller of Rome Cable Corporation, a wire and cable manufacturer. He was also employed as a certified public accountant for seven years with Price Waterhouse LLP where he served most recently as an audit manager. Mr. Pomilio graduated with a B.S. degree in Accounting and Law from Clarkson University.
     HARRY CONE has served as a Director of the Company since May 4, 1981. Mr. Cone is a certified public accountant and was a partner in the firm of Sugarman & Cone (and its predecessor), Utica, New York, from 1958 until 1986 when he became semi-retired. Mr. Cone graduated with a B.B.A. degree in Accounting from Syracuse University.
     ROBERT E. REMMELL has served as a Director since June 9, 1983 and as Assistant Secretary since June 1983. Mr. Remmell has been a partner since January 1961 of Steates Remmell Steates & Dziekan, Utica, New York, the Company's corporate counsel. The Company paid approximately $56,000 to Steates Remmell Steates & Dziekan for services rendered during fiscal year 1995. Mr. Remmell holds a B.A. degree from Utica College and an L.L.B. from Syracuse University School of Law.
     BRUCE F. DANIELS has served as a Director of the Company since August 25, 1992. Since 1993, Mr. Daniels has been the Controller of the Construction Division of Chicago Pneumatic Tool Company, where he has been employed since 1974. From 1991 until 1993, he was the Controller of the International Division of Chicago Pneumatic Tool Company and from 1981 until 1991, he was the Controller of the Tool Division of Chicago Pneumatic Tool Company. Mr. Daniels holds a B.S. degree in Business from Utica College.
                                       30

                          DESCRIPTION OF CAPITAL STOCK
     The Company's authorized capital stock currently consists of 20,000,000 shares of Common Stock, par value $0.01 per share, and 500,000 shares of Preferred Stock, par value $0.01 per share. The Company intends to propose an amendment to its Restated Certificate of Incorporation at the 1996 Annual Meeting of Shareholders to increase the number of authorized shares of Common Stock, par value $0.01 per share, to 40,000,000 shares.
COMMON STOCK
     As of December 29, 1995, there were 11,000,105 shares of Common Stock issued and outstanding held of record by 1,365 shareholders. As of December 29, 1995, an additional 1,240,000 shares of Common Stock were reserved for issuance pursuant to the Company's existing stock option plans. If the Company's 1992 Stock Option Plan is amended at the 1996 Annual Meeting of Shareholders, as proposed, an additional 987,500 shares of Common Stock would be reserved for issuance under the Company's 1992 Stock Option Plan.
     The Company is authorized by its Restated Certificate of Incorporation to issue 20,000,000 shares of Common Stock and would be authorized to issue 40,000,000 shares of Common Stock if the amendment that the Company intends to propose at the 1996 Annual Meeting of Shareholders is approved. Subject to the preferences, limitations and relative rights of holders of Preferred Stock described below, the holders of Common Stock are entitled, among other things,
(i) to share ratably in dividends if, when, and as declared by the Board of Directors out of funds legally available therefor, (ii) to one vote for each share held of record on all matters at all meetings of shareholders, and (iii) in the event of liquidation, dissolution or winding-up of the Company, to share ratably in the distribution of assets remaining after payment of debts and expenses. Holders of shares of Common Stock have no cumulative voting rights or preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company. All issued and outstanding shares of the Common Stock are, and the shares of Common Stock being issued and sold by the Company and the Selling Shareholders will be, validly issued, fully paid and non-assessable by the Company. The Company's transfer agent and registrar is Registrar and Transfer Company.
     Under New York law, a corporation may declare and pay dividends or make other distributions in cash or its bonds or its property on its outstanding shares, except when currently the corporation is insolvent or would thereby be made insolvent, or when the declaration, payment or distribution would be contrary to any restriction contained in the certificate of incorporation. The Company's Restated Certificate of Incorporation contains no such restriction. In general, dividends may be declared or paid and other distributions may be made out of surplus only, so that the net assets of the corporation remaining after such declaration, payment or distribution shall at least equal the amount of its stated capital.
     The Board of Directors presently intends to retain future earnings to finance the development of the Company's business and does not presently intend to declare cash dividends. Should this policy change, the declaration of dividends will be determined by the Board of Directors in the light of conditions then existing, including the Company's financial requirements and condition and provisions affecting the declaration and payment of dividends contained in debt agreements. The Credit Agreement prohibits the Company's payment of cash dividends and further subjects the Company to compliance with various financial covenants.
PREFERRED STOCK
     The Company is currently authorized to issue up to 500,000 shares of the Preferred Stock, par value $0.01 per share, none of which is issued and outstanding, which may be issued in one or more series by the Board of Directors without further action by shareholders. The Board of Directors is authorized to fix as to any such series the dividend rate or rates, redemption prices, preferences on liquidation, dissolution and winding-up, sinking fund terms (if any), conversion or exchange rights (if any), voting rights and any other preferences or special rights and qualifications. No shares of Preferred Stock have been issued.
     Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock.
COMMON STOCK WARRANT
     On August 31, 1989, in connection with the acquisition of Aspen, the Company issued to Zimmer the Zimmer Warrant. The Zimmer Warrant is currently exercisable in whole or in part for up to 704,589 shares of Common Stock at a price of
                                       31

$4.2578 per share. Certain registration rights are afforded under the terms of the Zimmer Warrant. The number of shares and the exercise price are subject to adjustment for stock splits, dividends, distributions and combinations. A further adjustment of the exercise price is provided in the event of the granting of rights or options (other than with respect to the Company's 1983 Employee Stock Option Plan) or the issuance or sale by the Company of shares at a price lower than the market price (as defined) or the exercise price. Except under limited circumstances, any unexercised portion of the Zimmer Warrant will expire on August 31, 2000. In connection with the Offering, Zimmer intends to exercise the Zimmer Warrant and offer all the shares of Common Stock received in connection with such exercise. See "The Selling Shareholders."
                            THE SELLING SHAREHOLDERS
     Of the 3,350,000 shares of Common Stock offered hereby (excluding up to 502,500 shares that may be sold by the Company pursuant to the Underwriters' over-allotment option), 150,000 shares are being sold by Eugene R. Corasanti, the Company's President, Chief Executive Officer and Chairman of the Board of Directors (c/o the Company, 310 Broad Street, Utica, New York 13501), upon exercise of stock options and 704,589 shares of Common Stock are being sold by Zimmer (727 North Detroit Street, Warsaw, Indiana 46850-0708) upon exercise of the Zimmer Warrant, subject to adjustment as described in the following paragraph. As of the date of this Prospectus, Eugene R. Corasanti beneficially owned (or had the right to acquire through the exercise of options exercisable within 60 days) 613,650 shares of Common Stock, representing approximately 5.3% of the outstanding Common Stock. Upon completion of this Offering, Eugene R. Corasanti will beneficially own (or have the right to acquire through the exercise of options exercisable within 60 days) 463,650 shares of Common Stock, representing approximately 3.2% of the outstanding Common Stock (after giving effect to the Offering and the exercise of the Zimmer Warrant). As of the date of this Prospectus, the 704,589 shares of Common Stock beneficially owned by Zimmer represented approximately 5.9% of the outstanding Common Stock. Upon completion of this Offering, Zimmer will not own any shares of Common Stock. See "Description of Capital Stock -- Common Stock Warrant."
                        SHARES ELIGIBLE FOR FUTURE SALE
     Upon completion of this Offering, the Company will have outstanding 14,350,105 shares of Common Stock, an increase of 3,350,000 shares, or 30%, over the shares outstanding prior to the Offering. 1,093,345 shares of Common Stock beneficially owned by certain persons who may be deemed "affiliates" of the Company for purposes of Rule 144 and Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), are not freely tradeable without restriction or further registration under the Securities Act. Subject to the agreement described under "Underwriting," all of these shares are eligible for sale in the open market in accordance with Rule 144 or Rule 145 under the Securities Act. See "The Selling Shareholders" and "Underwriting."
     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned his or her shares for at least two years, including persons who may be deemed "affiliates" of the Company as the term "affiliate" is defined under the Securities Act, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (143,501 shares upon completion of the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Such sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about the Company. In addition, any person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company, and who has beneficially owned his or her shares for at least three years, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements. Under Rule 145 as currently in effect, former affiliates of Birtcher are free to publicly resell their shares in accordance with the provisions of Rule 144, other than the two-year holding period requirement.
     While no predictions can be made of the effect, if any, that open market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time, sales of substantial amounts of the Common Stock in the public market, or the perception that such sales will occur, could adversely affect market prices and trading activities in the Common Stock.
                                       32

                                  UNDERWRITING
     Under the terms and subject to the conditions in the Underwriting Agreement, dated the date hereof, each of the underwriters named below (the "Underwriters"), for whom Smith Barney Inc., Needham & Company, Inc. and UBS Securities LLC are acting as the Representatives (the "Representatives"), has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to each Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below:

                                                        NUMBER
UNDERWRITER                                            OF SHARES
Smith Barney Inc.....................................   764,000
Needham & Company, Inc...............................   763,000
UBS Securities LLC...................................   763,000
Bear, Stearns & Co. Inc..............................    70,000
Alex. Brown & Sons Incorporated......................    70,000
Credit Lyonnais Securities (USA) Inc.................    70,000
Crowell, Weedon & Co.................................    50,000
Cruttenden Roth Incorporated.........................    50,000
Dean Witter Reynolds Inc.............................    70,000
Donaldson, Lufkin & Jenrette
      Securities Corporation.........................    70,000
First Albany Corporation.............................    50,000
C.L. King & Associates, Inc..........................    50,000
WR Lazard, Laidlaw & Luther Incorporated.............    50,000
McDonald & Company Securities, Inc...................    50,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated...    70,000
The Ohio Company.....................................    50,000
Oppenheimer & Co., Inc...............................    70,000
PaineWebber Incorporated.............................    70,000
Pennsylvania Merchant Group Ltd .....................    50,000
Principal Financial Securities, Inc..................    50,000
Rodman & Renshaw, Inc................................    50,000
                              Total..................  3,350,000

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price which represents a concession not in excess of $.66 per share below the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to the other Underwriters or to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.
     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 502,500 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock set forth opposite such Underwriter's name in the preceding table bears to the total number of shares of Common Stock in such table.
     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
     The rules of the Commission generally prohibit the Underwriters from making a market in the Common Stock during the two business days prior to commencement of sales in this Offering (the "Cooling Off Period"). The Commission has, however, adopted Rule 10b-6A ("Rule 10b-6A"), which provides an exemption from such prohibition for certain passive market making transactions. Such passive market making transactions must comply with applicable price and volume limits and must be identified as passive market making transactions. In general, pursuant to Rule 10b-6A, a passive market maker must display its bid for a security at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Further, net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in a security during a specified prior period and must be discontinued when such limit is reached. Pursuant to the exemption provided by Rule 10b-6A, certain of the Underwriters and selling group members may engage in passive market making in the Common Stock during the Cooling Off Period. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and if commenced, may be discontinued at any time.
     This Offering is being made pursuant to the provisions of Article III,
Section 44(c)(8) of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. ("NASD") because more than 10% of the net proceeds from the Offering will be paid to members of the NASD or affiliates thereof. Credit Lyonnais Cayman Island Branch, an affiliate of Credit Lyonnais Securities (USA), Inc., a member of the NASD, will be receiving more than 10% of the net proceeds of the Offering as a result of the use of such proceeds to repay outstanding indebtedness under the Credit Agreement.
                                       33

     The Company, the Selling Shareholders and certain of the Company's officers and directors who beneficially own in the aggregate 1,179,445 shares of Common Stock (approximately 10.2% of the outstanding Common Stock) have agreed that, for a period of 120 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer for sale, sell, contract to sell or otherwise dispose (other than through the exercise of stock options or by gift to transferees who agree to be subject to the same restrictions) of any Common Stock (or any securities convertible into or exercisable or exchangeable for Common Stock) or grant any options or warrants to purchase Common Stock, except that the Company may issue (i) stock options pursuant to its existing stock option plans or the stock option plan as it is proposed to be amended at the Company's 1996 Annual Meeting of Shareholders, shares pursuant to the exercise of Eugene R. Corasanti's 150,000 options being offered hereby and the Zimmer Warrant and shares under registration statements on Form S-4 or S-8 and (ii) shares in private placement transactions exempt from the registration requirements of the Securities Act so long as the transferee thereof agrees to be subject to the same restrictions.
                            VALIDITY OF COMMON STOCK
     The validity of the Common Stock offered hereby will be passed on for the Company by Steates Remmell Steates & Dziekan, Utica, New York, counsel to the Company, and by Sullivan & Cromwell, New York, New York, special counsel to the Company, and for the Underwriters by Dewey Ballantine, New York, New York. Robert E. Remmell, a partner of Steates Remmell Steates & Dziekan, is an Assistant Secretary, a director and a shareholder of the Company.
                                    EXPERTS
     The consolidated financial statements of CONMED Corporation as of December 29, 1995 and December 30, 1994 and for each of the three years in the period ended December 29, 1995, incorporated by reference in this Prospectus, have been so included on the reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.
     The consolidated financial statements of Birtcher Medical Systems, Inc. at June 30, 1993 and 1994 and for each of the two years in the period ended June 30, 1994, incorporated by reference in this Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing therein, and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.
     The consolidated financial statements of The Master Medical Corporation at December 31, 1993 and 1994 and for each of the two years in the period ended December 31, 1994, incorporated by reference in this Prospectus, have been audited by Mansperger Patterson & McMullin, CPA's, independent auditors, as set forth in their report appearing therein, and are included in reliance on such report given upon the authority of such firm as experts in giving said reports.
     The consolidated financial statements of New Dimensions In Medicine, Inc. as of December 31, 1995 and December 31, 1994 and for the year ended December 31, 1995 and the ten-week period ended December 31, 1994, and the consolidated financial statements of NDM Acquisition Corp. as of October 14, 1994 and December 31, 1993 and 1992 and for the period ended October 14, 1994 and the years ended December 31, 1993 and 1992, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their reports appearing therein, and are included in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said reports on the consolidated financial statements of New Dimensions In Medicine, Inc. (formerly NDM Acquisition Corp.) which include an explanatory paragraph related to the ability of New Dimensions In Medicine, Inc. to continue as a going concern.
                                       34

                             AVAILABLE INFORMATION
     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices:
Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus forms a part with respect to the shares of Common Stock being offered hereby pursuant to the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information can be inspected at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the Registration Statement can be obtained from the Commission at prescribed rates by writing to the Commission at such address.
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The Company hereby incorporates by reference into this Prospectus the following documents or information filed with the Commission:
          (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1994, as amended by the Company's Annual Report on Form 10-K/A filed December 21, 1995;
          (b) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 29, 1995;
          (c) the Company's Current Reports on Form 8-K filed March 29, 1995, May 30, 1995, June 6, 1995, August 3, 1995, October 20, 1995, December 21,
     1995, February 16, 1996, February 16, 1996, February 26, 1996 and March 8, 1996; and
          (d) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering made hereby.
     Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the information incorporated herein by reference other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information). The Company's principal executive offices are located at 310 Broad Street, Utica, New York 13501, and its telephone number is (315) 797-8375. Requests for such copies should be directed to the Secretary of the Company at its executive offices.
                                       35

            [Pictures of the Company's products including the Hyfrecator Plus(Register mark) Office ESU, Argon Beam handpieces, the Beamer Plus(tm) Argon Beam module, laparoscopic monopolar curved scissors, products in the modular instrument system family, a hollow shaft electrode, NeoDerm(Register mark) dressings, VENI-GARD
            TM(Register mark) dressings and defibrillation pads]
CONMED CORPORATION DEVELOPS, MANUFACTURES, AND MARKETS ADVANCED ELECTROSURGICAL AND SINGLE-USE MEDICAL PRODUCTS FOR SURGEONS AND OTHER CRITICAL-CARE PROVIDERS LOCATED THROUGHOUT THE UNITED STATES AND THE WORLD.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                               TABLE OF CONTENTS

                                                        PAGE
Prospectus Summary...................................     3
Risk Factors.........................................     6
Use of Proceeds......................................     8
Dividend Policy......................................     8
Price Range of Common Stock..........................     9
Capitalization.......................................    10
Unaudited Pro Forma Consolidated Financial
  Information........................................    11
Selected Historical Financial Information............    17
Management's Discussion and Analysis of
  Financial Condition and Results of Operations......    18
Business.............................................    21
Management...........................................    29
Description of Capital Stock.........................    31
The Selling Shareholders.............................    32
Shares Eligible for Future Sale......................    32
Underwriting.........................................    33
Validity of Common Stock.............................    34
Experts..............................................    34
Available Information................................    35
Incorporation of Certain Documents by
  Reference..........................................    35

                                3,350,000 Shares

                           [ConMed Logo appears here]

                                  Common Stock
                                   PROSPECTUS
                                 MARCH 15, 1996
                               Smith Barney Inc.
                            Needham & Company, Inc.
                               UBS Securities LLC